Execution Version

ASSET PURCHASE AGREEMENT

by and among

NEXSTAR MEDIA GROUP, INC.,

SCRIPPS MEDIA, INC.

and

SCRIPPS BROADCASTING HOLDINGS, LLC

Dated as of March 20, 2019

EXHIBITS
Exhibit A - Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B - Form of Assignment of Station Licenses
Exhibit C - Form of Transition Services Agreement
Exhibit D - Form of Option Agreement

SCHEDULES
Schedule 1 - Nexstar Stations
Schedule 2 - Tribune Stations

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of March 20, 2019 (this “Agreement”), by and among Nexstar Media Group, Inc., a Delaware corporation (“Seller”), on the one hand, and Scripps Media, Inc., a Delaware corporation (“Scripps”), and Scripps Broadcasting Holdings, LLC, a Nevada limited liability company and wholly owned subsidiary of Scripps (“SBH” and, together with Scripps, “Buyer”), on the other hand.

W I T N E S S E T H :

WHEREAS, Seller has entered into an Agreement and Plan of Merger, dated as of November 30, 2018 (the “Merger Agreement”), by and among Seller, Titan Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Seller (“Merger Sub”) and Tribune Media Company, a Delaware corporation (“Tribune”), pursuant to which it is contemplated that Merger Sub will be merged with and into Tribune, with Tribune surviving the merger as a wholly owned Subsidiary of Seller (the “Merger”);

WHEREAS, as of the date of this Agreement, Seller and its Subsidiaries own and operate the television broadcast stations set forth on Schedule I (the “Nexstar Stations”) and Tribune and its Subsidiaries own and operate the television broadcast stations set forth on Schedule II (the “Tribune Stations”, and together with the Nexstar Stations, the “Stations”), pursuant to certain authorizations issued by the FCC;

WHEREAS, immediately following the closing of the Merger, Buyer desires to purchase the Purchased Assets and assume the Assumed Liabilities, and Seller desires to sell the Purchased Assets and transfer the Assumed Liabilities to Buyer, in each case, on the terms and subject to the conditions hereinafter set forth; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as set forth herein:

ARTICLE I

DEFINITIONS

Section 1.1.    Definitions. As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Ancillary Agreements” means any certificate, agreement, document or other instrument to be executed and delivered in connection with the transactions contemplated by this Agreement, including the Seller Ancillary Agreements and the Buyer Ancillary Agreements.

“Assumed Capital Lease Obligations” means obligations of Seller, Tribune or any of their respective Subsidiaries arising under leases required to be accounted for as capital leases under GAAP, in each case solely to the extent such obligations are included in the Assumed Liabilities and the Contracts governing such obligations are included in the Purchased Assets; provided that in no event shall the foregoing apply with respect to any real property lease or operating lease.

“Business” means, collectively, the Nexstar Station Business and the Tribune Station Business.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York are authorized or required by Law to be closed.

“Buyer Attributable Party” means any individual or entity that would be deemed to hold an “attributable” interest in Buyer pursuant to applicable rules and policies of the FCC including but not limited to 47 C.F.R. Section 73.35555 and the notes thereto.

“Buyer Group Member” means Buyer, its Affiliates, and each of their successors and assigns, and their respective directors, officers, employees and agents.

“Code” means the U.S. Internal Revenue Code of 1986, as amended. “Communications Act” means the Communications Act of 1934, as amended.

“Competition Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, as amended, the Federal Trade Commission Act of 1914, as amended, the Robinson-Patman Act of 1936, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Contract” means any agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other binding instrument or obligation, whether written or unwritten.

“Cooperative Agreement” means any joint sales agreement, joint operating agreement, joint retransmission consent agreement, time brokerage agreement, limited management agreement, local marketing agreement, shared service agreement, news sharing agreement, option agreement, financing agreement, financing guarantee agreement or any agreement through which a company exercises de jure or de facto control over any television station not owned by such company.

“Cutoff Time” means 11:59 P.M. (central time) on the date immediately prior to the Closing Date.

“Debt Financing” means any debt financing provided to Buyer or its Affiliates in connection with the transactions contemplated hereby.

“Debt Financing Provisions” means, collectively, Section 5.7 (Debt Financing Cooperation), Section 10.2 (Amendment and Modification), Section 10.8 (Entire Agreement; No Third-Party Beneficiaries), Section 10.10 (Assignment), Section 10.12 (Enforcement; Exclusive Jurisdiction), Section 10.13 (Waiver of Jury Trial) and Section 10.17 (Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims); in each case, only to the extent applicable to the Debt Financing Sources.

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to any debt commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’

current and future officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing, their respective successors and assigns.

“DOJ” means the U.S. Department of Justice.

“DOJ Consent” means the consent of the DOJ with respect to approving Buyer, this Agreement and the transactions contemplated hereby; provided, however, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, (a) the DOJ’s approval of the Option Agreement shall not be a condition under Article VII to either party’s obligation to consummate the sale and purchase of the Purchased Assets, (b) any statement by the DOJ that it will not approve the Option Agreement shall not give rise to any termination right of either party under Article IX and (c) if the DOJ fails to approve the Option Agreement, neither party shall be required to deliver an executed counterpart thereof at the Closing; provided, further, that the foregoing proviso shall not be deemed to limit or modify the respective obligations of the parties under Section 5.2 that are applicable to the Option Agreement.

“DOJ Final Judgment” means any proposed final judgment the DOJ may file in any court of law or equity of competent jurisdiction in connection with the Merger, as such proposed final judgment may be modified with the approval of any court of law or equity of competent jurisdiction.

“DOJ Staff” means one or more staff members of the DOJ.

“Employees” means the individuals employed by Seller, Tribune or any of their respective Subsidiaries exclusively in connection with the Business, all of whom as the date hereof are listed on Section 3.15(a) of the Disclosure Schedule, and any full-time, part-time and per diem employees who become employed by Seller, Tribune or any of their respective Subsidiaries exclusively in connection with the Business after the date hereof in accordance with Section 5.1 and Section 6.2; provided, however, that no such Person shall be considered an “Employee” if he or she is not employed by Seller, Tribune or any of their respective Subsidiaries at the Closing. For purposes of the foregoing, an individual shall not be considered “not employed” by virtue of the fact that he or she is on authorized leave of absence, sick leave, short term disability leave or military leave. Notwithstanding the foregoing, individuals on long term disability leave shall not be considered as “employed” for purposes of this Agreement.

“Employee Plan” means “employee benefit plan” within the meaning of ERISA Section 3(3), whether or not subject to ERISA, including, but not limited to, all equity or equity- based, change in control, bonus or other incentive compensation, disability, salary continuation, employment, consulting, indemnification, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, welfare, employee discount or free product, vacation, sick pay or paid time off agreements, arrangements, programs, plans or policies, and each other material benefit or compensation plan, program, policy, Contract, agreement or arrangement, whether written or unwritten, in each case, Seller or Tribune (or any of their respective Subsidiaries), as applicable, sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Employee or independent consultant or contractor of the Business (any dependent or beneficiary thereof) or under or with respect to which Seller or Tribune (or any of their respective Subsidiaries) has any current or contingent material liability or obligation with respect to the Business, but in each case excluding any plan that is a “multiemployer plan” within the meaning of ERISA Section 3(37).

“Employment Agreement” means any written Contract of Seller or Tribune, as applicable, with any individual Employee pursuant to which Seller or Tribune, as applicable, has an actual or contingent liability to provide compensation and/or benefits in consideration for past, present or future services.

“Environmental Law” means any Law concerning the protection of the environment, pollution, contamination, natural resources, human health or safety relating to exposure to Hazardous Substances.

“Environmental Permits” means Governmental Authorizations required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” of any entity means each Person that at any relevant time would be treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals).

“FCC” means the U.S. Federal Communications Commission.

“FCC Applications” means those applications and requests for waivers required to be filed with the FCC to obtain the approvals of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

“FCC Consent” means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court; provided, however, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, (a) approval by the FCC of the Option Agreement shall not be a condition under Article VII to either party’s obligation to consummate the sale and purchase of the Purchased Assets, (b) any statement by the FCC that it will not approve the Option Agreement shall not give rise to any termination right of either party under Article IX and (c) if the FCC fails to approve the Option Agreement, neither party shall be required to deliver an executed counterpart thereof at the Closing; provided, further, that the foregoing proviso shall not be deemed to limit or modify the respective obligations of the parties under Section 5.2 that are applicable to the Option Agreement.

“FCC Rules” means the rules, regulations, orders and promulgated and published policy statements of the FCC.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means the generally accepted accounting principles in the United States. “Governmental Authority” means any nation or government, any federal, state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization (including stock exchanges).

“Governmental Authorizations” means any licenses, franchises, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other similar authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any substance, material or waste listed, defined, regulated or classified as a “pollutant” or “contaminant” or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, including petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means any and all intellectual property rights throughout the world, whether registered or not, including all (a) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof) (collectively, “Patents”); (b) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (collectively, “Copyrights”); (c) trade names, trademarks and service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and all goodwill associated therewith (collectively, “Marks”); (d) registrations and applications for each of the foregoing; (e) rights, title and interests in all trade secrets and trade secret rights arising under common Law, state Law, federal Law or Laws of foreign countries, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use (collectively, “Trade Secrets”); and (f) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature.

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to Seller, the actual knowledge, after reasonable inquiry, of each individual listed in Section 1.1(a) of the Disclosure Schedule and (b) with respect to Buyer, the actual knowledge, after reasonable inquiry, of each individual listed in Section 1.1(b) of the Disclosure Schedule.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), ordinance, code, rule, statute, regulation or other similar requirement or Order enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Loss” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges.

“Market” means the “Designated Market Area,” as determined by The Nielsen Company, of a television broadcast station.

“Marketing Period” means the fifteen (15) consecutive Business Day period after the date of this Agreement during which each of the following is satisfied: (a) Buyer shall have received all of the Required Information and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1(b) (with respect to any Order only) and Section 7.2 (other than Section 7.2(e) and other than those conditions that by their very nature can only be satisfied at Closing) to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided that for purposes of determining the Marketing Period, (i) July 5, 2019 shall not constitute a Business Day for purposes of such fifteen (15) consecutive Business Day period (provided that, for the avoidance of doubt, such exclusion shall not restart such period), (ii) if such fifteen (15) consecutive Business Day period has not been completed on or prior to August 16, 2019, then such period shall be deemed to have not commenced prior to September 3, 2019, (iii) November 27, 2019 and November 29, 2019 shall not constitute Business Days for purposes of such fifteen (15) consecutive Business Day period (provided that, for the avoidance of doubt, such exclusion shall not restart such period); and (iv) if such fifteen (15) consecutive Business Day period has not been completed on or prior to December 20, 2019, then such period shall be deemed to have not commenced prior to January 6, 2020. If Seller in good faith reasonably believes that it has delivered the Required Information, it may deliver to Buyer written notice to that effect (stating when it believes it completed any such delivery), in which case the delivery of the Required Information shall be deemed to have occurred and the (fifteen) 15 consecutive Business Day period described above shall be deemed to have commenced, unless Buyer in good faith reasonably believes that Seller has not completed delivery of the Required Information and, within two Business Days after delivery of such notice by Seller, Buyer delivers a written notice to Seller to that effect (stating with specificity which information is required to complete the delivery of the Required Information).

“Material Adverse Effect” means any effect, change, condition, state of fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of the Stations, taken as a whole, excluding any effect, change, condition, state of fact, development, occurrence or event to the extent resulting from or arising out of (a) general economic or political conditions in the United States, (b) changes or conditions generally affecting the broadcast television industry or the Markets of the Stations, (c) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, (d) any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, (e) any failure by the Stations, or by Nexstar or Tribune or any of their respective Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts, predictions in respect of the Stations’ revenue, earnings or other financial performance or results of operations, or any failure by the Stations to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations (provided, that the underlying effect, change condition, state of fact, development, occurrence or event giving rise to or contributing to such failure may be considered), (f) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law applicable to the operation of the Business, (g) the taking of any action by Seller expressly required by this Agreement, or the taking of any action at the written request of Buyer, (h) any change in the market price or trading volume of either Seller or Tribune’s securities (provided that the underlying effect, change, condition, state of fact, development, occurrence or event giving rise to or contributing to such change may be considered), (i) other than with respect to the representations and warranties set forth in Section 3.3 and Section 3.4, and the conditions set forth in Section 7.2(a) to the extent relating to such representations and warranties, the execution and delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, or the public announcement or pendency of this Agreement or the Merger Agreement, including any resulting loss or departure of employees or the termination or reduction (or potential reduction) or any other resulting negative development in the relationships, contractual or otherwise, with any advertisers, customers, suppliers, distributors, licensees, licensors, lenders business partners, employees or regulators including the FCC or (j) any Proceeding brought or threatened by stockholders of either Seller or Tribune (whether on behalf of Seller or Tribune or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or the Merger Agreement or violations of securities Laws solely in connection with the Merger or the transactions contemplated by this Agreement; provided, that with respect to (a), (b), (c), (d) and (f), any effect, change, condition, state of fact, development, occurrence or event may be considered to the extent it disproportionately affects the Business compared to other participants in the broadcast television industry.

“Merger Closing Date” means the date upon which the Merger is consummated.

“MVPD” means any multi-channel video programming distributor, including cable systems, telephone companies and direct broadcast satellite systems.

“Nexstar Station Business” means, collectively, the businesses of each of the Nexstar Stations (and shall not include the Other Seller Stations or the Other Tribune Stations or any other businesses or assets of Seller or Tribune or any of their respective Subsidiaries).

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Other Nexstar Stations” means any television broadcast station owned and/or operated by Seller or any of its Subsidiaries (other than the Nexstar Stations).

“Other Stations” means collectively, the Other Nexstar Stations and the Other Tribune Stations.

“Other Tribune Stations” means any television broadcast station owned and/or operated by Tribune or any of its Subsidiaries (other than the Tribune Stations).

“Permitted Liens” means (a) Liens for Taxes, assessments, governmental levies, fees or charges not yet due and payable or which are being contested in good faith and by appropriate proceedings and, in each case, for which adequate reserves (as determined in accordance with GAAP) have been established on the Balance Sheet, (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Balance Sheet and that would not be individually or in the aggregate materially adverse, (c) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authority having jurisdiction over the Real Property that are not violated in any material respect by any existing improvement, provided such matters do not, individually or collectively, interfere with the use of Real Property as currently used in the operation of the Businesses or materially and adversely impact the commercial value of Real Property, (d) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above Real Property,
(e) all matters disclosed as a “Permitted Lien” in Section Error! Reference source not found.(c) of the Disclosure Schedule (provided, however, that the matters disclosed on Section Error! Reference source not found.(c) of the Disclosure Schedule shall be released at, and subject to the occurrence of, the Closing and shall not be Permitted Liens for purposes of Section 2.1), (f) any state of facts which an accurate survey or physical inspection of Real Property would disclose and which, individually or in the aggregate, do not materially impair the value or continued use of such real property for the purposes for which it is used by such Person or Business, (g) restrictive covenants, easements, rights of way, encroachments, restrictions and any title exception disclosed by any title insurance commitment or title insurance policy for any such Real Property issued by a title company and delivered or otherwise made available to the Buyer, prior to the date hereof which, individually or in the aggregate, do not materially impair the value or continued use of such real property for the purposes for which it is used by such Person or Business, (h) statutory Liens in favor of lessors arising in connection with any real property subject to the Real Property Leases, (i) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not materially impair the continued use of Real Property for the purposes for which it is used by such Person or Business, (j) grants of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not secure indebtedness, and (k) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of Seller or Tribune and their respective Subsidiaries or materially interfere with the use thereof as currently used by such Person or Business.

“Person” means an individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Proceeding” means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Program Rights” means rights to broadcast and rebroadcast television programs, feature films, shows or other television programming.

“Prorated Taxes” means all personal property, real property, intangible property and other ad valorem Taxes imposed on or with respect to the Business and/or the Purchased Assets for any Straddle Period.

“Real Property” means the Owned Real Property and the real property subject to a Real Property Lease.

“Required Information” means (i) audited carve-out combined balance sheets and related combined statements of income, shareholder’s equity and cash flows for each of the Nexstar Station Business and the Tribune Station Business for the two most recently completed fiscal years which would be required for use in a registration statement pursuant to Section 3-12 of Regulation S-X for the following fifteen (15) consecutive Business Days, (ii) unaudited carve-out combined balance sheets and related combined statements of income and cash flows for each of the Nexstar Station Business and the Tribune

Station Business for each interim fiscal quarter ended since the last audited financial statements for each of the Nexstar Station Business and the Tribune Station Business delivered pursuant to clause (i) above which would be required for use in a registration statement pursuant to Section 3-12 of Regulation S-X for the following fifteen (15) consecutive Business Days, (iii) information reasonably requested by Buyer in order to assist Buyer with preparation of the pro forma financial statements referred to in Section 6.8(e) and (iv) any other financial data and other financial information regarding the Business that would be of the type and form that are customarily included in marketing materials for senior secured indebtedness or private placements of high yield securities pursuant to Rule 144A and/or Regulation S promulgated under the Securities Act and of the type, form and substance reasonably necessary for an investment bank to receive customary comfort (including “negative assurance” comfort and change period comfort) (which, in the case of clauses (i) through (iii) above, is understood not to include “segment reporting,” consolidating and other financial statements and data that would be required by Rules 3-05, 3-09, 3-10 and 3-16 of Regulation S-X and Item 10, Item 402, Item 404 and Item 601 of Regulation S-K, XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and other information regarding executive compensation and related party disclosure or other information customarily excluded from a Rule 144A/Regulation S offering memorandum), in the case of each case of clauses (i) through (iii), which would be sufficiently current for Buyer to price and complete a customary offering under Rule 144A and/or Regulation S for the following fifteen (15) consecutive Business Day period (or, if longer, for the Marketing Period).

“Retained Names and Marks” means all (a) Marks containing or incorporating the term “Nexstar” or “Tribune”, (b) other Marks owned by Seller, Tribune or any of their respective Subsidiaries (other than Marks included in the Purchased Intellectual Property), (c) variations or acronyms of any of the foregoing, and (d) Marks confusingly similar to or dilutive of any of the foregoing.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Group Member” means Seller, its Affiliates, each of their successors and assigns, and their respective directors, officers, employees, agents and representatives.

“Sharing Agreement” means a local marketing, joint sales, shared services or similar Contract.

“Station Licenses” means the FCC licenses, permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Stations, or otherwise granted to or held by Seller, Tribune or any of their respective Subsidiaries or any Station Sharing Company that are material to the operations of the Stations.

“Station Sharing Company” means each Person set forth on Section 1.1(d) of the Disclosure Schedule with whom Seller, Tribune or any of their respective Subsidiaries has a Sharing Agreement.

“Straddle Period” means any taxable period beginning before and ending on or after the Closing Date.

“Subsidiary” means with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing more than 50% such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Tax” means any tax, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, gains, license, conveyance, franchise, withholding, payroll, employment, capital, goods and services, gross income, net income, business, environmental, severance, service, service use, unemployment, social security, national insurance, stamp, custom, excise or real or personal property, registration, minimum tax, alternative or add-on minimum or estimated taxes, or other like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, declaration, claim for refund, or statement with respect to Taxes, including information returns, and in all cases including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign).

“Third Party” means any Person other than Buyer, Seller, Tribune or any of their respective Affiliates.

“Trade Agreement” means any Contract, oral or written, other than film and program barter agreements, pursuant to which Seller or Tribune, as applicable, has agreed to sell or trade commercial air time or commercial production services of a Station in consideration for any property or service in lieu of cash; provided, however , that Trade Agreements (and Assumed Liabilities with respect thereto) shall include only those Contracts for which the obligation in respect of a Station for commercial air time or commercial production services was agreed upon in the ordinary course of business.

“Transfer Taxes” means all transfer, documentary, excise, sales, value added, goods and services, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges, incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Treasury Regulation” means regulations promulgated under the Code.

“Tribune Station Business” means, collectively, the businesses of each of the Tribune Stations (and shall not include the Other Seller Stations or the Other Tribune Stations or any other businesses or assets of Seller or Tribune or any of their respective Subsidiaries).

Section 1.2.    Table of Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounts Receivable	Section 6.5
Acknowledgment of Applicability	Section 3.3
Acquisition Proposal	Section 6.7
Active Employees	Section 6.2(a)
Agreement	Preamble
Appraisal	Section 2.9
Assignment of Station Licenses	Section 2.7(a)
Assumed Liabilities	Section 2.3(a)
Balance Sheet	Section 3.5
Balance Sheet Date	Section 3.5
Bill of Sale and Assignment and Assumption Agreement	Section 2.7(a)
Buyer	Preamble
Buyer Ancillary Agreements	Section 4.2
Buyer's 401(k) Plan	Section 6.2(d)
CBAs	Section 6.2(k)
Claim Notice	Section 8.3(a)
Closing	Section 2.4
Closing Date	Section 2.4
Closing Date Adjustments	Section 2.6(a)
Collection Period	Section 6.5
Collective Bargaining Agreement	Section 3.15(b)
Confidentiality Agreement	Section 5.5(b)
Copyrights	Section 1.1
Disclosure Schedule	Section 10.5
Employment Commencement Date	Section 6.2(a)
Enforceability Exceptions	Section 3.2
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.3(b)
Final Allocation	Section 2.9
409A Authorities	Section 3.14(f)
Inactive Employees	Section 6.2(a)
Incentive Auction & Repack	Section 5.1(e)
Indemnified Party	Section 8.3(a)
Indemnitor	Section 8.3(a)
Independent Accountant	Section 2.6(b)
Marks	Section 1.1
Material Affiliation Agreements	Section 3.17(a)
Merger	Recitals
Merger Agreement	Recitals

Term	Section
Merger Sub	Recitals
Multiemployer Pension Plans	Section 6.2(k)
Multiemployer Plan	Section 3.14(d)
Multi-Station Contract	Section 5.6
Nexstar	Recitals
Nexstar Stations	Recitals
Option Agreement	Section 2.7(a)
Owned Real Property	Section 3.11
Patents	Section 1.1
Payment Date	Section 2.6(b)
Phase I Environmental Assessment	Section 5.10
PTO	Section 6.2(f)
Purchase Price	Section 2.5
Purchased Assets	Section 2.1
Purchased Intellectual Property	Section 2.1(d)
Real Property Leases	Section 3.11
Registered Intellectual Property	Section 3.12(a)
Representatives	Section 5.5(a)
Required Consents	Section 5.2(g)
SBH	Preamble
Scripps	Preamble
SEC	Section 6.8(c)
Seller	Preamble
Seller Ancillary Agreements	Section 3.2
Seller's 401(k) Plan	Section 6.2(d)
Seller's Statement	Section 6.5
Solvent	Section 4.7
Station Agreement	Section 3.17(a)
Stations	Recitals
Surveys	Section 5.9
Tangible Personal Property	Section 2.1(c)
Termination Date	Section 9.1(a)(v)
Third Person Claim Notice	Section 8.4
Title Commitments	Section 5.9
Trade Secrets	Section 1.1
Transferred Employees	Section 6.2(a)
Transition Services Agreement	Section 2.7(a)
Tribune	Recitals
Tribune Stations	Recitals
WARN Act	Section 6.2(j)

Section 1.3.    Other Definitional and Interpretative Provisions.

(a)    Rules of Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in, and made a part of, this Agreement, as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days, unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b)    Sharing Companies. Each representation made by Seller hereunder regarding any Station Sharing Company shall be deemed to be made to the Knowledge of Seller whether or not so specified. Notwithstanding anything in this Agreement to the contrary, Seller shall have no duty or obligation hereunder, or in the transactions contemplated hereby, to cause any Station Sharing Company to take any action or to forego from taking any action, except to the extent that Seller, Tribune or any of their respective Subsidiaries has a right to cause such Station Sharing Company to take such action or forego from taking such action under any Contracts to which Seller, Tribune or any of their respective Subsidiaries is a party.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS

Section 2.1. Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause Tribune and their respective

Subsidiaries to, sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase from Seller, pursuant to this Agreement, free and clear of all Liens (except for Permitted Liens), all of the right, title and interest of Seller, Tribune or any of their respective Subsidiaries in and to the assets and properties (excepting only the Excluded Assets) of every kind and description, real, personal or mixed, tangible or intangible, then owned or held by Seller, Tribune or any of their respective Subsidiaries and used or held for use primarily in the Business (except as otherwise expressly set forth below) (herein collectively referred to as the “Purchased Assets”), including, all right, title and interest of Seller, Tribune or any of their respective Subsidiaries as of the Closing to the following:

(a)(x) The Station Licenses and (y) all other assignable Governmental Authorizations primarily related to the Stations, and including any applications therefor and renewals or modifications thereof between the date hereof and Closing;

(b)	All Owned Real Property;

(c)All machinery, equipment (including cameras, computers and office equipment), auxiliary and translator facilities, transmitting towers, transmitters, broadcast equipment, antennae, supplies, inventory (including all films, programs, records, tapes, recordings, compact discs, cassettes, spare parts and equipment), vehicles, furniture and other tangible personal property owned by Seller, Tribune or any of their respective Subsidiaries and used or held for use primarily in the Business (“Tangible Personal Property”), except for any retirements or dispositions thereof made between the date hereof and the Closing in accordance with Section 5.1;

(d)All Intellectual Property (other than Registered Intellectual Property) owned by Seller, Tribune or any of their respective Subsidiaries and used or held for use primarily in the Business (the “Purchased Intellectual Property”), including domain names and the call signs set forth on Schedule I and Schedule II, but, for the avoidance of doubt, excluding any Intellectual Property used primarily in connection with any of the Other Stations;

(e)Subject to Section 5.6, (i) all Contracts of Seller, Tribune or any of their respective Subsidiaries to the extent such Contracts are primarily for the sale or barter of broadcast time on the Stations for advertising purposes; (ii) all Contracts of Seller, Tribune or any of their respective Subsidiaries to the extent such Contracts are for the purchase, lease or license, as applicable, of merchandise, supplies, equipment, or other tangible personal property, or for the receipt of services, in each case used or held for use primarily in the Business; (iii) all non- competition, non-solicitation, and/or confidentiality agreements to the extent pertaining to the Stations or the Business (including those entered into in connection with the contemplated sale of the Business); (iv) the Real Property Leases and the Contracts under which Seller or Tribune or any of their respective Subsidiaries has leased any Owned Real Property or has subleased any real property subject to a Real Property Lease; (v) all Contracts listed in Section 3.17(a) of the Disclosure Schedule; and (vi) any other Contracts entered into by Seller, Tribune or any of their respective Subsidiaries primarily for the Business which (A) was entered into prior to the date hereof and is of the general nature described in clauses (ii), (iii), (iv), (vii) or (ix) of Section 3.17(a), but which, by virtue of the threshold amounts or other specific terms set forth in such subsections, is not required to be listed in Section 3.17(a) of the Disclosure Schedule or (B) is entered into after the date hereof consistent with the provisions of Section 5.1 of this Agreement;

(f)All claims or causes of action of Seller, Tribune or any of their respective Subsidiaries, as applicable, against Third Parties solely to the extent that any such claims or causes of action arise out of (i) the Purchased Assets after the Cutoff Time or (ii) the Assumed Liabilities;

(g)All management and other systems (including computers and peripheral equipment), databases, computer software, disks and similar assets owned by Seller, Tribune or any of their respective Subsidiaries which are used or held for use primarily in the Business, and all licenses of Seller or Tribune or any of their respective Subsidiaries, to the extent primarily relating thereto;

(h)All books and records of Seller, Tribune or any of their respective Subsidiaries that relate primarily to the Business, including all files, logs, programming information and studies, technical information and engineering data, news and advertising studies or consulting reports, client/advertiser lists, sales and audience data, credit and sales reports and sales correspondence primarily relating to the Business, and further including all personnel files with respect to all Transferred Employees, but excluding records relating to Excluded Assets or the Other Stations;

(i)All prepaid expenses (except for prepaid insurance or to the extent related to the Excluded Assets) and security deposits (solely to the extent transferable in accordance with their respective terms) arising from payments made by Seller, Tribune or any of their respective Subsidiaries, as applicable, in the ordinary course of the operation of the Business prior to the Cutoff Time for goods or services used or held for use primarily in the Business, where such goods or services have not been received prior to the Closing, as allocated in accordance with Section 2.6(a);

(j)Websites, social media accounts and mobile apps used primarily in the Business; and

(k)All Registered Intellectual Property.

Section 2.2. Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following (herein referred to as the "Excluded Assets"):

(a)    Any cash or cash equivalents (including any marketable securities or certificates of deposit but excluding any security deposits included as Purchased Assets), of Seller or Tribune or any of their respective Subsidiaries, as applicable, other than petty cash held at the Stations;

(b)    All bank and other depository accounts of Seller, Tribune or any of their respective Subsidiaries, as applicable;

(c)    All accounts receivable outstanding at the Cutoff Time generated by the Business prior to the Closing;

(d)    All Tangible Personal Property of Seller, Tribune or any of their respective Subsidiaries, as applicable, sold, transferred, retired or otherwise disposed of between the date of this Agreement and the Closing not as a result of a violation of Section 5.1;

(e)    Any Contract that, by its terms, terminates or expires (and is not renewed or extended by Seller, Tribune or any of their respective Subsidiaries, as applicable,) prior to the Closing;

(f)    All claims, rights and interests of Seller or Tribune or any of their respective Subsidiaries, as applicable, in and to any refunds of Taxes of any nature whatsoever, including all items of loss, deduction or credit for Tax purposes, in each case, relating to (i) the Business, the Purchased Assets or the Assumed Liabilities for, or applicable to, periods (or portions thereof) ending on or prior to the Closing Date, (ii) any Excluded Liability or (iii) any other Excluded Asset;

(g)    Any rights, claims or causes of action of Seller, Tribune or any of their respective Subsidiaries, as applicable, whether mature, contingent or otherwise against Third Parties relating to the assets, properties or operations of the Business prior to the Closing Date (including all amounts payable to Seller, Tribune or any of their respective Subsidiaries, as applicable, if any, from the United States Copyright Office or such arbitration panels as may be appointed by the United States Copyright Office that relate to the Business prior to the Closing that have not been paid as of the Closing, but excluding any such rights, claims or causes of action to the extent relating to the Assumed Liabilities and included as Purchased Assets pursuant to Section 2.1(f));

(h)    All bonds held, Contracts or policies of insurance and prepaid insurance with respect to such Contracts or policies;

(i)    All minute books, stock transfer books, records relating to formation or incorporation, Tax Returns and related documents and supporting work papers and any other records and returns of Seller, Tribune or any of their respective Subsidiaries relating to Taxes, assessments and similar governmental levies (other than real and personal property Taxes, assessments and levies imposed on the Purchased Assets) and any books and records Seller, Tribune or any of their respective Subsidiaries not primarily relating to the Business;

(j)    Any rights of Seller, Tribune or any of their respective Subsidiaries under any non-transferable shrink-wrapped or click-wrapped licenses of computer software and any other non-transferable licenses of computer software;

(k)    All records prepared in connection with or relating to the sale or transfer of the Stations, including bids received from Third Parties and analyses relating to the Stations and the Purchased Assets;

(l)    The items designated in Section 2.2(l) of the Disclosure Schedule as “Excluded Assets”;

(m)	The Retained Names and Marks;

(n)    All Intellectual Property of Seller, Tribune or any of their respective Subsidiaries, as applicable, (other than the Purchased Intellectual Property);

(o)    All real and personal, tangible and intangible assets of Seller, Tribune or any of their respective Subsidiaries, as applicable, that are used or held for use in any respect in the operation of the Other Stations (including, without limitation, any such assets that are used both in the operation of the Stations and in the operation of the Other Stations other than such assets used primarily in the operation of the Stations);

(p)    All records and documents relating to Excluded Assets or to liabilities other than Assumed Liabilities;

(q)    All capital stock or other equity securities of Seller, Tribune or any of their respective Subsidiaries, as applicable, and all other equity interests in any entity that are owned beneficially or of record by Seller, Tribune or any of their respective Subsidiaries;

(r)    Other than as set forth in Section 6.2, all of the benefit or compensation agreements, plans or arrangements sponsored or maintained by Seller, Tribune or any of their respective Subsidiaries (including, without limitation, all Employee Plans) and any assets of any such agreements, plans or arrangements;

(s)    Any intercompany receivables of the Business from Seller, Tribune or any of their respective Subsidiaries, as applicable;

(t)    Any rights of or payment due to Seller, Tribune or any of their respective Subsidiaries under or pursuant to this Agreement or the other agreements with Buyer or any of its Affiliates contemplated hereby;

(u)    Any rights of or payment due to Seller or Tribune under or pursuant to the Merger Agreement or the other agreements between Seller and Tribune and/or any of their respective Affiliates contemplated thereby; and

(v)    Any other assets of Seller or any of its Subsidiaries that are not primarily used or held for use in the Business.

Section 2.3.    Assumption of Liabilities.

(a)Upon the terms and subject to the conditions of this Agreement, as of the Closing, Buyer shall assume and shall thereafter be obligated for, and shall agree to pay, perform and discharge in accordance with their terms, only the following obligations and liabilities of Seller, Tribune or any of their respective Subsidiaries, whether direct or indirect, known or unknown (except to the extent such obligations and liabilities constitute Excluded Liabilities):

(i)    all liabilities and obligations arising with, or relating to, the operation of the Stations, including the owning or holding of the Purchased Assets, on and after the Closing Date;

(ii)    all liabilities and obligations to the extent relating to the Business or the Purchased Assets arising out of Environmental Laws, excluding all such liabilities and obligations that, to the Knowledge of Seller, have arisen prior to the Closing or that are reasonably likely to arise following the Closing;

(iii)    subject to Section 5.6, all liabilities and obligations under the Station Agreements and other Contracts included as Purchased Assets, in each case only to the extent that such liabilities or obligations accrue on or after the Closing Date;

(iv)    (A) all Taxes (other than any Prorated Taxes or Transfer Taxes) of Buyer for any Tax period, (B) any Prorated Taxes for the portion of any Straddle Period beginning on or after the Closing Date (determined in accordance with Section 6.1) and
(C) any Transfer Taxes that are the responsibility of Buyer pursuant to Section 6.1; and

(v)    all liabilities and obligations of Buyer or its Affiliates pursuant to Section 6.2 hereof.

All of the foregoing to be assumed by Buyer hereunder are referred to herein as the “Assumed Liabilities.”

(b)Buyer shall not assume or be obligated for any of, and Seller or Tribune or any of their respective Subsidiaries, as applicable, shall solely retain, pay, perform, discharge and be obligated with respect to all of its liabilities or obligations of any and every kind whatsoever, direct or indirect, known or unknown, not expressly assumed by Buyer under Section 2.3(a) (herein referred to as “Excluded Liabilities”) and, without limiting the generality of the foregoing and notwithstanding anything to the contrary in Section 2.3(a), none of the following shall be “Assumed Liabilities” for purposes of this Agreement:

(i)    (A) all Taxes (other than any Prorated Taxes or Transfer Taxes) of Seller, Tribune or any of their respective Subsidiaries, as applicable, for any Tax period,
(B) any Prorated Taxes for the portion of any Straddle Period prior to the Closing Date (determined in accordance with Section 6.1), and (C) any Transfer Taxes that are the responsibility of Seller pursuant to Section 6.1;

(ii)    other than as set forth in Section 6.2, any of the liabilities or obligations under the benefit or compensation agreements, plans or arrangements sponsored or maintained by Seller, Tribune or any of their respective Affiliates (including, without limitation, all Employee Plans);

(iii)    any intercompany payables of the Business owing to Seller, Tribune or any of their respective Affiliates, as applicable;

(iv)    any liabilities or obligations of Seller, Tribune or any of their respective Subsidiaries, as applicable, under this Agreement, the Merger Agreement or the Seller Ancillary Agreements (except as set forth in Section 6.2(c));

(v)    any liabilities or obligations, including forfeiture expenses, arising from any complaints with the FCC in respect of events that occurred prior to the Closing; and

(vi)    all liabilities and obligations arising with, or relating to, the operation of the Stations, including the owning or holding of the Purchased Assets, prior to the Closing Date.

Section 2.4. Closing Date. Subject to the provisions of this Agreement, if all of the conditions set forth in Article VII (other than the condition set forth in Section 7.1(c)) are satisfied or, if legally permissible, waived (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or waiver) as of the Merger Closing Date, the purchase and sale of the Purchased Assets provided for in Section 2.1 (the “Closing”) shall take place at 10:00 a.m., Eastern Time, on the Merger Closing Date, substantially concurrently with the consummation of the Merger, at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022; provided, that if all of the conditions set forth in Article VII are not satisfied or, if legally permissible, waived (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or waiver) as of the Merger Closing Date, then the Closing shall be consummated on the date that is two (2) Business Days following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Article VII, or such other time as may be determined by mutual agreement of Seller and Buyer; provided further, that if the Marketing Period has not ended on the last date the Closing shall be required to occur pursuant to the foregoing, the Closing shall occur instead on the earlier of (a) the second (2nd) Business Day immediately following the day that the Marketing Period expires and (b) any Business Day during the Marketing Period as may be specified by Buyer on no less than three (3) Business Days’ prior written notice to Seller. The date on which the Closing occurs in accordance with this Section 2.4 shall be referred to herein as the “Closing Date”.

Section 2.5. Purchase Price. The purchase price for the Purchased Assets (the “Purchase Price”) shall be equal to Five Hundred Eighty Million Dollars ($580,000,000), subject to adjustment as provided in this Agreement. Buyer shall pay, or cause to be paid, the Purchase Price at the Closing by wire transfer in immediately available funds to the account or account(s) designated by Seller.

Section 2.6. Proration and Adjustments.

(a)The Purchase Price shall be (i) decreased by the aggregate amount of all Assumed Capital Lease Obligations as of the Cutoff Time and (ii) increased or decreased, as applicable, by the net amount due to Buyer or Seller, as applicable, pursuant to the prorations to be made pursuant to Section 2.6(b). The prorations and adjustments to be made pursuant to this Section 2.6 are referred to herein as the “Closing Date Adjustments.”

(b)All income and expenses arising from the Business, including, without limitation, Assumed Liabilities and prepaid expenses, Prorated Taxes (but excluding accounts receivable of Seller, Tribune or any of their respective Subsidiaries, as applicable), annual regulatory fees payable to the FCC, power and utilities charges, and rents and similar prepaid and deferred items shall be prorated between Seller and Buyer in accordance with GAAP to reflect the principle that Seller (on behalf of itself and Tribune) shall be entitled to all income and be responsible for all expenses arising from the Business through the Cutoff Time and Buyer shall be entitled to all income and be responsible for all expenses arising from the Business after the Cutoff Time. Notwithstanding anything in this Section 2.6 to the contrary, (i) except as set forth herein, with respect to Trade Agreements for the sale of time for goods or services assumed by Buyer, if at the Cutoff Time, the Trade Agreements have an aggregate negative balance (i.e., the amount by which the value of air time the Stations are obligated to provide after the Cutoff Time exceeds the fair market value of corresponding goods and services to be received by the Stations after such date), there shall be no proration or adjustment, unless the aggregate negative balance of the Stations’ Trade Agreements exceeds $100,000, in which event only such excess shall be treated as prepaid time sales of the Stations, and adjusted for as a proration in Buyer’s favor, (ii) there shall be no proration under this Section 2.6 to the extent there is an aggregate positive balance with respect to the Stations’ Trade Agreements, (iii) there shall be no proration under this Section 2.6 for Program Rights agreements except to the extent that any payments or performance due under such Program Rights agreements relate to a payment period that straddles the Cutoff Time, in which case the amount payable in the payment period will be prorated based on the number of days in such period and (iv) there shall be no proration for the obligations of Buyer set forth in Section 6.2(c) of this Agreement.

(c)At least three (3) Business Days prior to the Closing Date, Seller shall estimate all Closing Date Adjustments pursuant to this Section 2.6 and shall deliver a statement of its estimates to Buyer (which statement shall set forth in reasonable detail the basis for those estimates). At the Closing, the net amount due to Buyer or Seller, as applicable, as a result of the estimated Closing Date Adjustments shall be applied as an adjustment to the Purchase Price. Within ninety (90) days after the Closing, Buyer shall deliver to Seller a statement of any adjustments to Seller’s estimate of the Closing Date Adjustments, and no later than the close of business on the thirtieth (30th) day after the delivery of such statement (the

“Payment Date”), Buyer shall pay to Seller, or Seller shall pay to Buyer, as the case may be, any amount due as a result of the adjustment (or, if there is any good faith dispute, the undisputed amount). Except with respect to items that Seller notifies Buyer that it objects to prior to the close of business on the date that is at least one (1) Business Day prior to the Payment Date, the adjustments set forth in Buyer’s statement shall be final and binding on the parties effective at the close of business on the Payment Date. If Seller disputes Buyer’s determinations or Buyer disputes Seller’s determinations, the parties shall consult with regard to the matter and an appropriate adjustment and payment shall be made as agreed upon in writing by the parties within thirty (30) days after the Payment Date. If such thirty (30) day period expires, and the dispute has not been resolved, then the parties shall select BDO USA, LLP or, if such firm is unable to serve in such capacity, a mutually acceptable, nationally recognized independent accounting firm that does not then have a relationship with Seller or Buyer (the “Independent Accountant”), to resolve the disagreement and make a determination with respect thereto as promptly as practicable. The determination by the Independent Accountant on the matter shall be binding. If an Independent Accountant is engaged pursuant to this Section 2.6, the fees and expenses of the Independent Accountant shall be borne by Seller and Buyer in inverse proportion as such parties may prevail on the resolution of the disagreement, which proportionate allocation also will be determined by the Independent Accountant and be included in the Independent Accountant’s written report, and an appropriate adjustment and payment shall be made within three (3) Business Days of the resolution by the Independent Accountant, and the parties shall use reasonable best efforts to cause such resolution to be rendered within thirty (30) days after such submission.

Section 2.7.    Closing Date Deliveries.

(a)At the Closing, Seller shall deliver, or cause Tribune to deliver, as applicable, to Buyer (i) duly executed counterparts of a bill of sale and assignment and assumption agreement, substantially in the form of Exhibit A (the “Bill of Sale and Assignment and Assumption Agreement”), providing for the conveyance of all of the Purchased Assets (other than the Owned Real Property and the Station Licenses) and the assumption of all of the Assumed Liabilities, (ii) an assignment of the Station Licenses from Seller or Tribune, as applicable, substantially in the form of Exhibit B (the “Assignment of Station Licenses”), assigning to Buyer the Station Licenses and all other assignable Governmental Authorizations issued by the FCC primarily related to the Stations, (iii) duly executed counterparts of a transition services agreement, substantially in the form of Exhibit C (the “Transition Services Agreement”), (iv) special or limited warranty deeds (in the customary form for such jurisdiction) conveying to Buyer the Owned Real Property, (v) all of the documents and instruments required to be delivered by Seller pursuant to Article VII, (vi) specific assignment and assumption agreements duly executed by Seller or Tribune, as applicable, relating to any agreements included as Purchased Assets that Buyer or Seller have determined to be reasonably necessary to assign such agreements to Buyer and for Buyer to assume the Assumed Liabilities thereunder, (vii) a duly executed certificate of non- foreign status that meets the requirements set forth in Treasury Regulations Section 1.1445- 2(b)(2), (viii) a duly executed counterpart of the Option Agreement, substantially in the form of Exhibit D (the “Option Agreement”), and (ix) such other documents and instruments as are reasonably necessary to consummate the transactions contemplated hereby.

(b)At the Closing, Buyer shall deliver to Seller (i) the Purchase Price in accordance with Section 2.5, (ii) duly executed counterparts to (A) the Bill of Sale and Assignment and Assumption Agreement and (B) the Transition Services Agreement, (iii) all of the documents and instruments required to be delivered by Buyer pursuant to Article VII, (iv) specific assignment and assumption agreements duly executed by Buyer relating to any agreements included as Purchased Assets that Buyer or Seller have determined to be reasonably necessary to assign such agreements to Buyer or for Buyer to assume the Assumed Liabilities thereunder, (v) a duly executed counterpart of the Option Agreement, and (vi) such other documents and instruments as are reasonably necessary to consummate the transactions contemplated hereby.

Section 2.8.    Further Assurances.

(a)From time to time following the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may otherwise be necessary to effectively convey and transfer to, and vest in, Buyer, and put Buyer in possession of, all or any portion of the Purchased Assets.

(b)Without limiting Section 5.2(g), to the extent that any Station Agreement or other Contract included as a Purchased Asset cannot be assigned without consent and such consent is not obtained prior to the Closing, (i) this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof, (ii) Seller shall use reasonable best efforts to provide to Buyer the benefits of any such Contract, (iii) to the extent that Buyer actually receives the benefits of any such Contract, Buyer shall perform or discharge on behalf of Seller all obligations and liabilities under such Contract that would constitute Assumed Liabilities if such Contract were effectively assigned to Buyer and (iv) Seller and Buyer shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to obtain such consent (provided that Seller, Buyer and their respective Affiliates shall not have any obligation to offer or pay any consideration in order to obtain any such consent, nor shall Buyer have any obligation to amend, modify or otherwise alter the terms of any such Contract). In addition to Buyer’s obligations pursuant to the foregoing sentence, as to any Station Agreement or other Contract included as a Purchased Asset that is not effectively assigned to Buyer as of the Closing Date but is thereafter effectively assigned to Buyer, Buyer shall, from and after the effective date of such assignment, assume, and shall thereafter pay, perform and discharge as and when due, all Assumed Liabilities of Seller, Tribune or any of their respective Subsidiaries arising under such Contract in accordance with the terms of this Agreement.

(c)From time to time following the Closing, Buyer shall execute and deliver, or cause to be executed and delivered, to Seller such other undertakings and assumptions as Seller may reasonably request or as may be otherwise necessary to effectively evidence Buyer’s assumption of and obligation to pay, perform and discharge the Assumed Liabilities.

(d)Seller shall, and shall cause Tribune and their respective Affiliates to, promptly pay or deliver (without right of set off) to Buyer (or its designated Affiliates) any monies or checks in connection with, arising out of, or relating to the Business, the Purchased Assets or the Assumed Liabilities that have been sent to Seller or Tribune or any of their respective Affiliates after the Closing by customers, suppliers or other contracting parties of the Business or the Purchased Assets to the extent such monies or checks are not Excluded Assets. If, following the Closing, Buyer, Seller or Tribune becomes aware that Seller, Tribune or any of their respective Affiliates owns or holds any asset or right that constitutes a Purchased Asset but which has not been transferred to Buyer in connection with the consummation of the transactions hereunder, such party shall promptly inform the other party of that fact. Thereafter, at the request of Buyer, Seller or Tribune shall execute, or cause the relevant Affiliate of Seller or Tribune to execute, such documents as may be reasonably necessary to cause the transfer of any such asset or right to Buyer or any other entities designated by Buyer for no additional consideration, and Buyer shall do all such things reasonably necessary to facilitate such transfer.

(e)Buyer shall, and shall cause its applicable Affiliates to, promptly pay or deliver (without right of set off) to Seller or Tribune or any of their respective Affiliates any monies or checks to the extent they are not due to the Business or a Purchased Asset (or any other business of Buyer or any of its Affiliates) or are in respect of an Excluded Asset or Excluded Liability hereunder that have been sent to Buyer or any of its Affiliates after the Closing by customers, suppliers or other contracting parties of Seller or Tribune or any of their respective Affiliates. If, following the Closing, Buyer, Seller or Tribune becomes aware that Buyer or any of its Affiliates owns or holds any asset or right that is not a Purchased Asset and that was owned by Seller or Tribune or any of their respective Affiliates immediately prior to the Closing, such party shall promptly inform the other party of that fact. Thereafter, at the request of Seller or Tribune, Buyer shall execute, or cause the relevant Affiliate of Buyer to execute, such documents as may be reasonably necessary to cause the transfer of any such asset or right to Seller or Tribune or such other Person designated by Seller or Tribune for no consideration, and Seller or Tribune shall do all such things reasonably necessary to facilitate such transfer.

Section 2.9. Allocation of Purchase Price. Buyer and Seller agree that the fair market value of the Purchased Assets will be appraised by PricewaterhouseCoopers or another accounting or appraisal firm mutually agreed upon by the parties (the “Appraisal”). All costs and expenses of the accounting or appraisal firm in preparing the Appraisal shall be borne by Buyer. Buyer shall deliver to Seller a copy of the Appraisal and an allocation statement with its proposed allocations of the applicable portions of the Purchase Price (and any other applicable amounts treated as consideration for U.S. federal income tax purposes) in accordance with the Appraisal and Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local, or non-U.S. Law, as appropriate). From and after the date hereof, Seller shall cooperate with the Buyer, as and to the extent reasonably requested by Buyer, in connection with matters relating to the Appraisal and such allocations. If Seller does not notify the Buyer prior to the close of business on the date that is thirty (30) days after the date of receipt by Seller of the Appraisal and such allocation statement that it disputes any of Buyer’s allocations, the allocations set forth in Buyer’s allocation statement shall be final and binding on the parties and the parties shall complete and timely file any necessary Tax forms, and their respective income Tax Returns, in accordance with such allocations. If Seller notifies Buyer within such thirty (30) day period that it disputes any of Buyer’s allocations, the parties shall negotiate in good faith to finalize such disputed allocation(s) no later than thirty (30) days after the date of receipt by Buyer of such notice from Seller. If Buyer and Seller are unable to agree on such allocation(s) within such thirty (30) day period, then the parties shall hire and consult with the Independent Accountant to resolve the disagreement and make a determination with respect thereto as promptly as practicable. The determination by the Independent Accountant on the matter shall be binding. If an Independent Accountant is engaged pursuant to this Section 2.9, the fees and expenses of the Independent Accountant shall be borne by Seller and Buyer in inverse proportion as such parties may prevail on the resolution of the disagreement which proportionate allocation also will be determined by the Independent Accountant and be included in the Independent Accountant’s written report, and an appropriate adjustment and payment shall be made within three (3) Business Days of the resolution by the Independent Accountant, and the parties shall use reasonable best efforts to cause such resolution to be rendered within thirty (30) days after such submission (the final allocation after resolution of all disputes, if any, is referred to herein as, the “Final Allocation”). The parties shall file all applicable Tax Returns consistent with such Final Allocation and not take any position contrary thereto in such Tax Returns or otherwise. The parties shall use commercially reasonable efforts to update the Final Allocation in accordance with the allocation methodology utilized in this Section 2.9 following any adjustment to the Purchase Price pursuant to this Agreement, and the parties shall report consistently with such Final Allocation, as adjusted, on all Tax Returns (or timely amend already filed Tax Returns to reflect such adjusted Final Allocation) and not take any position contrary thereto in such Tax Returns or otherwise, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 2.10. Withholding. Buyer and its designees shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law; provided, that, except with respect to any withholding required as a result of Seller’s failure to comply with Section 2.7(a)(vii), Buyer shall, prior to such withholding on any payment to Seller, provide written notice to Seller of its intent to withhold and provide Seller with the reasonable opportunity to provide such forms or other evidence as may reduce, eliminate or mitigate such withholding. To the extent that amounts are so withheld in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the Disclosure Schedule (subject to Section 10.5), Seller represents and warrants to Buyer that:

Section 3.1. Corporate Existence and Power. Each of Seller and Tribune is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Seller and Tribune has all corporate power and authority to operate the applicable Stations as now operated by it, to use the Purchased Assets as now used by it and to carry on the Business as now conducted by it, except where any failure to have such power or authority or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.2. Corporate Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Seller pursuant hereto (collectively, the “Seller Ancillary Agreements”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller and no other corporate proceeding on the part of Seller is necessary to authorize the execution and delivery of this Agreement and Seller Ancillary Agreements, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Seller Ancillary Agreement, assuming due authorization, execution and delivery by Buyer, constitutes or will constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Exceptions”).

Section 3.3. Governmental Authorization. The execution and delivery of this Agreement by Seller and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of HSR Act, (b) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules, (c) the obtaining of the DOJ Consent, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, (e) compliance with any applicable requirements of the NYSE, (f) execution of the Acknowledgement of Applicability attached as Exhibit 2 to the Proposed Final Judgment filed by the DOJ on December 13, 2018 in the matter United States v. Sinclair Broadcast Group et. al., Case No. 1:18-cv-02609-TSC (the “Acknowledgment of Applicability”), and (g) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4. Non-Contravention. The execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller and the performance of its obligations hereunder and thereunder do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (c) of Section 3.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws of Seller, (b) conflict with or breach any provision of any Law or Order, (c) conflict with or breach, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Station Agreement or any material indenture, note, mortgage, lease or guaranty to which Seller, Tribune or any of their respective Subsidiaries is party or which is binding upon Seller, Tribune or any of their respective Subsidiaries, any of the Purchased Assets or any license, franchise, permit, certificate, approval or other similar authorizations affecting the Business or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any of the Purchased Assets, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5. Financial Statements. Section 3.5 of the Disclosure Schedule contains (a) the unaudited balance sheets of the Business with respect to each Station as of December 31, 2017 and December 31, 2016, respectively, and the related unaudited statements of income for the years then ended and (b) the unaudited balance sheet of the Business with respect to each Station as of December 31, 2018 (the “Balance Sheet” and such date, the “Balance Sheet Date”) and the related unaudited statement of income for the year then ended. Each of such balance sheets and statements of income (i) fairly present in all material respects the financial position and results of operations of the Business with respect to each Station as of their respective dates and for the respective periods covered thereby and (ii) have been derived from the books and records of each of Seller and Tribune relating to the Business. The financial books and records of each of Seller and Tribune relating to the Business have been properly and accurately maintained in all material respects and have been maintained in accordance with sound business practices.

Section 3.6.    Absence of Certain Changes.

(a)Since December 31, 2017 through the date of this Agreement, there has not been any effect, change, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)Since December 31, 2017 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement and the Merger Agreement, the Business has been conducted in all material respects in the ordinary course of business consistent with past practice.

Section 3.7. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Business that would be required by GAAP, as in effect on the date hereof, to be reflected on the balance sheet of each Station prepared in accordance with GAAP (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement or the Merger Agreement or to be performed in the ordinary course of business pursuant to the Station Agreements or other Contracts included in the Purchased Assets and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8. Compliance with Laws and Court Orders; Governmental Authorizations.

(a)Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller or Tribune, as applicable, operates and, since January 1, 2016, has operated each Station in compliance with all
Laws and Orders applicable to the Stations, and to the Knowledge of Seller, neither Seller nor Tribune nor any of their respective Subsidiaries is under investigation by any Governmental Authority with respect to any violation of any Law or Order applicable to any Station.

(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller or Tribune, as applicable, or one of their respective Subsidiaries holds or possesses all Governmental Authorizations necessary for the ownership and operation of the Stations as presently conducted, and each such Governmental Authorization is in full force and effect, (ii) Seller or Tribune, as applicable, and their respective Subsidiaries are, and have been since January 1, 2016, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of the Businesses and (iii) since January 1, 2016, neither Seller or Tribune nor any of their respective Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

(c)Neither Seller’s entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Seller or Tribune or to any of the Stations.

(d)Error! Reference source not found. of the Disclosure Schedule sets forth a list of each of the Station Licenses held by Seller or Tribune, as applicable, or any their respective Subsidiaries as of the date of this Agreement. The Station Licenses set forth on Section 3.8 of the Disclosure Schedule constitute all of the FCC licenses material to the operation of the Stations, and, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Station License is in effect in accordance with its terms and has not been revoked, suspended, canceled, rescinded, terminated or expired. The Station Licenses have been issued for the terms expiring as indicated on Section 3.8 of the Disclosure Schedule and are not subject to any material condition except for those conditions appearing on the face of the Station Licenses and conditions applicable to broadcast licenses generally or as otherwise disclosed in Section 3.8 of the Disclosure Schedule. There is not (a) any pending, or, to the Knowledge of Seller, threatened, Proceeding by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any Station License (other than Proceedings to amend the FCC Rules of general applicability) or (b) issued or outstanding, by or before the FCC, any (i) order to show cause, (ii) notice of violation, (iii) notice of apparent liability or (iv) order of forfeiture, in each case, against any Station or against Seller or Tribune, as applicable, or any of their respective Subsidiaries with respect to any Station that would reasonably be expected to result in any action described in the foregoing clause (a) with respect to such Station License.

(e)Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller or Tribune, as applicable, and their respective Subsidiaries (i) operate, and since January 1, 2016 have operated, each Station in compliance with the Communications Act and the FCC Rules and the applicable Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Station Licenses (which registrations and reports were accurate in all material respects as of the time such registrations and reports were filed), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Station and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Station Licenses or construction permits issued to modify the Station Licenses to the extent required to be completed as of the date hereof.

(f)Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the Knowledge of Seller, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Stations, other than proceedings affecting broadcast stations generally, and (ii) neither Seller or Tribune nor any of their respective Subsidiaries, nor any of the Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement.

Section 3.9. Litigation. Except as set forth on Section 3.9 of the Disclosure Schedule or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (a) Proceeding pending or, to the Knowledge of Seller, threatened against Seller or Tribune, as applicable, or any of their respective Subsidiaries with respect to the Business by or before any Governmental Authority or (b) Order against Seller or Tribune, as applicable, or any of their respective Subsidiaries with respect to the Business.

Section 3.10. All Assets; Title to Tangible Personal Property.

(a)Except as set forth on Section 3.10(a) of the Disclosure Schedule (and taking into account the Transition Services Agreement), the Purchased Assets constitute all the assets and properties, whether tangible or intangible, whether personal, real or mixed, wherever located, that are used or held for use by Seller or Tribune, as applicable, or any of their respective Subsidiaries primarily in the operation of the Stations.

(b)Except as set forth on Section 3.10(b) of the Disclosure Schedule, Seller or Tribune, as applicable, or any of their respective Subsidiaries has good and valid title or a valid leasehold interest in all of the Tangible Personal Property included in the Purchased Assets free and clear of all Liens, except for Permitted Liens.

Section 3.11. Properties.

(a)Section 3.11(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, (i) a list of all material real properties (by name and location) owned by Seller or Tribune, as applicable, or any of their respective Subsidiaries primarily for use in the Business (the “Owned Real Property”) and (ii) a list of the material leases, subleases or other occupancies to which Seller or Tribune, as applicable, or any of their respective Subsidiaries is a party as tenant for real property primarily for use in the Business (the “Real Property Leases”).

(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Owned Real Property, (i) Seller or Tribune, as applicable, or one of their respective Subsidiaries has good and marketable title to such Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) there are no (A) unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire such Owned Real Property or any portion thereof or a direct or indirect interest therein or (B) other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease such Owned Real Property, which, in each case, is in favor of any party other than Seller or Tribune, as applicable, or one of their respective Subsidiaries, (iii) policies of title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by Seller or Tribune, as applicable, or one of their respective Subsidiaries, and (iv) there are no existing pending or, to the Knowledge of Seller, threatened condemnation, eminent domain or similar proceedings affecting such Owned Real Property.

(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller or Tribune, as applicable, or one of their respective Subsidiaries (i) has valid leasehold title to each real property subject to a Real Property Lease, sufficient to allow Seller or Tribune, as applicable, or one of their respective Subsidiaries to conduct the Business as currently conducted, (ii) each Real Property Lease is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and (iii) none of Seller, Tribune or any of their respective Subsidiaries or, to the Knowledge of Seller, any other party to such Real Property Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

Section 3.12. Intellectual Property.

(a)Section 3.12(a) of the Disclosure Schedule lists, as of the date hereof, the Marks, Copyrights and Patents that are registered, issued or subject to an application for registration or issuance that are included in the Purchased Intellectual Property (the “Registered Intellectual Property”). The Registered Intellectual Property is subsisting and to the Knowledge of Seller, where registered, valid and enforceable. The Purchased Intellectual Property is owned by Seller or Tribune, as applicable, or one of their respective Subsidiaries free and clear of all Liens, except for Permitted Liens. Seller or Tribune, as applicable, or one of their respective Subsidiaries owns or has the right to use the Intellectual Property necessary for or material to the conduct of the Business.

(b)Except as set forth in Section 3.12(b) of the Disclosure Schedule, (i) to the Knowledge of Seller, the conduct of the Business does not infringe, violate or misappropriate, and since January 1, 2016 the conduct of the Business has not infringed, violated or misappropriated, any Intellectual Property of any other Person, except, in each case, as would not reasonably be expected to have a Material Adverse Effect, (ii) there is no pending or, to the Knowledge of Seller, threatened Proceeding against Seller or Tribune, as applicable, or one of their respective Subsidiaries alleging any such infringement, violation or misappropriation, and (iii) to the Knowledge of Seller, no Person is infringing, violating or misappropriating any Purchased Intellectual Property that is material to the Business in any manner that would have a material effect on the Business. Buyer acknowledges that the representations and warranties set forth in this Section 3.12(b) are the only representations and warranties Seller makes in this Agreement with respect to any activity that constitutes, or otherwise with respect to, infringement, misappropriation or other violation of Purchased Intellectual Property.

(c)Except for actions or failure to take actions that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller and Tribune and their respective Subsidiaries have taken commercially reasonable actions to maintain the (i) Registered Intellectual Property (other than applications) and (ii) secrecy of the Trade Secrets that are included in the Purchased Intellectual Property.

Section 3.13. Taxes. Except, in each case, for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)all Tax Returns required to be filed by, on behalf of or with respect to the Business and the Purchased Assets have been duly and timely filed and are true, complete and correct in all respects;

(b)all Taxes (whether or not reflected on such Tax Returns) required to be paid by the Business or with respect to the Purchased Assets have been duly paid;

(c)all Taxes required to be withheld by Seller or Tribune, as applicable, or one of their respective with respect to the Business or the Purchased Assets have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purposes;

(d)to the Knowledge of Seller, no Taxes with respect to the Business or the Purchased Assets are under audit or examination by any Taxing Authority;

(e)neither Seller or Tribune nor any of their respective Subsidiaries has waived any statute of limitations with respect to U.S. federal income or U.S. state income Taxes or agreed to any extension of time with respect to a U.S. federal income or U.S. state income Tax assessment or deficiency in respect of the Business that is currently in effect;

(f)there are no Liens for Taxes on any of the Purchased Assets of the Business or the Purchased Assets other than Permitted Liens; and

(g)to the Knowledge of Seller, no claim has been made in writing or otherwise by a Tax Authority of a jurisdiction where Seller or Tribune, as applicable, or one of their respective Subsidiaries has not filed Tax Returns with respect to the Business or the Purchased Assets claiming that Seller, Tribune or such Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction that has not been resolved.

The representations and warranties contained in this Section 3.13 and, to the extent related to Taxes, Section 3.14 are the sole and exclusive representations and warranties of Seller relating to Taxes.

Section 3.14. Employee Benefit Plans.

(a)Section 3.14(a) of the Disclosure Schedule contains a correct and complete list identifying each material Employee Plan.

(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Employee Plan has been maintained, funded, administered and operated in accordance with its terms and in compliance with the requirements of applicable Law and (ii) neither Seller or Tribune nor any of their respective Subsidiaries has incurred or is reasonably expected to incur or to be subject to any material Tax or other penalty under Section 4980B, 4980D or 4980H of the Code in respect of any Employee or Employee Plan.

(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust.

(d)Except as set forth in Section 3.14(d) of the Disclosure Schedule, neither Seller or Tribune nor any of their respective ERISA Affiliates maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored) a “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) in respect of the Business or for the benefit of any Employees. Section 3.14(d) of the Disclosure Schedule lists each Employee Plan that is a plan subject to Title IV of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no Employee Plan is in “at risk status” as defined in Section 430(i) of the Code, (ii) no Employee Plan has any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived and (iii) no liability under Title IV of ERISA has been incurred by Seller or Tribune or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Seller or Tribune or any of their respective ERISA Affiliates of incurring or being subject (whether primarily, jointly or secondarily) to a liability (whether actual or contingent) thereunder.

(e)Except as set forth in Section 3.14(e) of the Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation (including severance) due to any current or former Employee, (ii) result in any forgiveness of indebtedness with respect to any current or former Employee or independent consultant or contractor of the Business, trigger any funding obligation under any Employee Plan or impose any restrictions or limitations on Seller’s, Tribune’s or any of their respective Subsidiaries’ rights to administer, amend or terminate any Employee Plan or (iii) result in the acceleration or receipt of any payment or benefit (whether in cash or property or the vesting of property) by Seller, Tribune or any of their respective Subsidiaries to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither Seller or Tribune or any of their respective Subsidiaries has any obligation to provide any gross- up payment to any Employee with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or Section 4999 of the Code.

(f)Except as set forth in Section 3.14(f) of the Disclosure Schedule, each Employee Plan or other plan, program, policy or arrangement that constitutes a “nonqualified deferred compensation plan” within the meaning of Treasury Regulation Section 1.409A-1(a)(i), to the extent then in effect, (i) was operated in material compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code or (B) guidance issued by the IRS thereunder (including IRS Notice 2005-1), to the extent applicable and effective (clauses (A) and (B), together, the “409A Authorities”), (ii) has been operated in material compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009 and
(iii)has been in material documentary compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009.

Section 3.15. Employees; Labor Matters.

(a)    Section 3.15(a) of the Disclosure Schedule contains: (i) a list of all full-time, part-time and per diem employees of Seller or Tribune, as applicable, or one of their respective Subsidiaries as of the date of this Agreement whose employment relates exclusively to the Business; and (ii) the current rate of annual base salary provided by Seller or Tribune, as applicable, or any of their respective Subsidiaries to such employees as of the date hereof.

(b)    Except as set forth in Section 3.15(b) of the Disclosure Schedule and in respect of the Business or any of the Employees, (i) neither Seller or Tribune, as applicable, nor any of their respective Subsidiaries is a party to or bound by any material collective bargaining agreement or other material Contract with any labor union or labor organization (each, a “Collective Bargaining Agreement”), (ii) since January 1, 2016, no labor union, labor organization, or group of employees of Seller or Tribune, as applicable, or any of their respective Subsidiaries has made a demand for recognition or certification, and there are no, and since January 1, 2016 there have not been any, representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by Seller or Tribune, as applicable, or any of their respective Subsidiaries and (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no ongoing or threatened union organization or decertification activities relating to employees of Seller or Tribune, as applicable, or any of their respective Subsidiaries, and no such activities have occurred since January 1, 2016.

(c)    There is no pending or, to the Knowledge of Seller, threatened strike or labor dispute against or involving the Stations or any Employee except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no unfair labor practice, complaint or grievance or other administrative or judicial complaint, charge, action or investigation pending or, to the Knowledge of Seller, threatened in writing against Seller or Tribune, as applicable, or any of their respective Subsidiaries by or before the National Labor Relations Board or any other Governmental Authority with respect to any present or former Employee or independent contractor of the Business that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller, Tribune and their respective Subsidiaries, in respect of the Business and the Employees, have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

(e)    Since January 1, 2016, neither Seller nor Tribune, as applicable, nor any of their respective Subsidiaries, has implemented any employee layoffs or plant closures with respect to the Business that did not comply in all material respects with all notice and payment obligations under the Worker Adjustment and Retraining and Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended or any similar foreign, state or local law.

Section 3.16. Environmental Matters. Except as disclosed in Section 3.16 of the Disclosure Schedule or as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Business is, and since January 1, 2016 has been, in compliance with all applicable Environmental Laws and Environmental Permits, (b) since January 1, 2016 (or any time with respect to unresolved matters), no notice of violation or other notice has been received by Seller, Tribune or any of their respective Subsidiaries alleging any violation of, or liability arising out of, any Environmental Law with respect to the Business, the substance of which has not been resolved, (c) no Proceeding is pending or, to the Knowledge of Seller, threatened against Seller or Tribune, as applicable, or any of their respective Subsidiaries with respect to the Business under any Environmental Law and (d) neither Seller or Tribune, as applicable, nor any of their respective Subsidiaries has released, disposed or arranged for disposal of, or exposed any Person to, any Hazardous Substances, or owned or operated any real property contaminated by any Hazardous Substances, in each case that has resulted in an investigation or cleanup by, or liability of Seller or Tribune, as applicable, or any of their respective Subsidiaries with respect to the Business. The representations and warranties contained in this Section 3.16 are the sole and exclusive representations and warranties relating to Environmental Law or Hazardous Substances.

Section 3.17. Material Contracts.

(a)Section 3.17(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of each of the following types of Contracts related to the Business or any of the Stations to which Seller or Tribune, as applicable, or any of their respective Subsidiaries or any Station Sharing Company is a party, or by which any of their respective properties or assets is bound:

(i)    any Contract that is a joint venture, partnership, limited liability company or similar agreement that is material to, and primarily related to, the Business;

(ii)    any Contract relating to Program Rights that is primarily related to the Business and under which it would reasonably be expected that the Business would make annual payments in excess of $5,000,000 per year;

(iii)    any network affiliation Contract (or similar Contract) with ABC, CBS, Fox, NBC, CW or MyNetworkTV (collectively, the “Material Affiliation Agreements”);

(iv)    any Contract relating to cable or satellite transmission or retransmission with any MVPDs that reported more than 50,000 paid subscribers to Seller or Tribune, as applicable, or any of their respective Subsidiaries or any Station Sharing Company, in each case, for September 2018 that is primarily related to the Business;

(v)    any Contract that is a Sharing Agreement and any related option agreement (other than those among Seller or Tribune, as applicable, or any of their respective Subsidiaries);

(vi)    any Contract that is a channel sharing agreement with a Third Party or parties with respect to the sharing of spectrum for the operation of two (2) or more separately owned television stations or similar Contract primarily related to the Business;

(vii)    any Employment Agreement not terminable at will by Seller or Tribune, as applicable, or any of their respective Subsidiaries for the employment of any executive officer or individual employee at the vice president level or above on a full-time, part-time or consulting basis with base compensation in excess of $350,000;

(viii)    any Contract (other than those for Program Rights) primarily related to the Business pursuant to which the Seller or Tribune, as applicable, or any of their respective Subsidiaries has sold or traded commercial air time in consideration for property or services with a value in excess of $500,000 in lieu of or in addition to cash; and

(ix)    any Contract not otherwise disclosed in clauses (i) through (viii) above (other than those for Program Rights) that primarily relates to the Business and under which it was reasonably expected that Seller or Tribune, as applicable, or any of their respective Subsidiaries would make annual payments of $3,000,000 or more during a calendar year, except for those Contracts that can be cancelled by Seller or Tribune, as applicable, or any of their respective Subsidiaries without cause on less than ninety (90) days’ notice;

Each Contract of the type described in clauses (i) through (ix) is referred to herein as a “Station Agreement”.

(b)Except for any Station Agreement that has terminated or expired in accordance with its terms and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Station Agreement is valid and binding and in full force and effect and, to the Knowledge of Seller, enforceable against the other party or parties thereto in accordance with its terms subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Seller or Tribune, as applicable, or any of their respective Subsidiaries, nor to the Knowledge of Seller any other party to a Station Agreement, is in violation of or in default under any provision of such Station Agreement. True and complete copies of the Station Agreements and any material amendments thereto have been made available to Buyer prior to the date of this Agreement.

Section 3.18. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the Business are in full force and effect. As of the date of this Agreement, neither Seller or Tribune, as applicable, nor any of their respective Subsidiaries has received written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.19. MVPD Matters. Section 3.19 of the Disclosure Schedule contains, as of the date hereof, a list of each retransmission consent Contract with respect to the Stations existing as of the date hereof to which Seller or Tribune, as applicable, or any of their respective Subsidiaries or any Station Sharing Company is a party with any MVPD that reported more than 50,000 paid subscribers in the Stations’ Markets to Seller or Tribune, as applicable, or any of their respective Subsidiaries or any Station Sharing Company for September 2018. To the Knowledge of Seller, Seller or Tribune, as applicable, or one of their respective Subsidiaries or a Station Sharing Company has entered into retransmission consent Contracts with respect to each MVPD that has more than 50,000 paid U.S. pay television subscribers in a Station’s Market. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016 and until the date hereof, (a) no such MVPD has provided written notice to Seller, Tribune, any of their respective Subsidiaries or a Station Sharing Company of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Seller, sought any form of relief from carriage of a Station from the FCC, (b) none of Seller, Tribune, any of their respective Subsidiaries or a Station Sharing Company has received any written notice from any such MVPD of such MVPD’s intention to delete a Station from carriage and (c) none of Seller, Tribune, any of their respective Subsidiaries or a Station Sharing Company has received written notice of a petition seeking FCC modification of any Market in which a Station is located.

Section 3.20. No Finder. There is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Seller or Tribune, as applicable, or any of their respective Affiliates who is entitled to any fee or commission from Seller or Tribune, as applicable, or any of their respective Affiliates in connection with the transactions contemplated by this Agreement for which Buyer may become liable.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedule (subject to Section 10.5), Buyer represents and warrants to Seller as follows:

Section 4.1. Existence and Power. Buyer is duly organized, validly existing and in good standing under the Laws of the state of its organization. Buyer has all requisite organizational power and authority to carry on its business as now conducted by it except where any failure to have such power or authority would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s ability to perform its obligations under this Agreement.

Section 4.2. Authorization. Buyer has all requisite organizational power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto (collectively, the “Buyer Ancillary Agreements”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereunder. The execution and delivery of this Agreement and the Buyer Ancillary Agreements by Buyer, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary organizational action on the part of Buyer, and no other organizational proceeding on the part of Buyer is necessary to authorize the execution and delivery of this Agreement or any Buyer Ancillary Agreement, the performance by Buyer of its obligations hereunder or thereunder or the consummation by Buyer of the transactions contemplated hereby and thereby. This Agreement and each Buyer Ancillary Agreement, assuming due authorization, execution and delivery by Seller, constitutes or will constitute a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3. Governmental Authorization. The execution and delivery by Buyer of this Agreement and each of the Buyer Ancillary Agreements to which it is a party and the performance of its obligations hereunder and thereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of HSR Act, (b) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules, (c) the obtaining of the DOJ Consent, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, (e) execution of the Acknowledgement of Applicability and (f) any actions or filings the absence of which would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s ability to perform its obligations under this Agreement.

Section 4.4. Non-Contravention. The execution and delivery of this Agreement by Buyer, and the performance of its obligations hereunder do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (c) of Section 4.3 are obtained, (a) conflict with or breach any provision of the organizational documents of Buyer, (b) conflict with or breach any provision of any Law or Order, (c) constitute a default under, conflict with or breach, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any Contract to which Buyer or any of its Subsidiaries is party or which is binding upon Buyer or any of its Subsidiaries, any of their respective properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting Buyer or any of its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any property or asset of Buyer or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s ability to perform its obligations under this Agreement.

Section 4.5. Litigation. Except as has not had and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s ability to perform its obligations under this Agreement, there is no (a) Proceeding or investigation pending (or, to the Knowledge of Buyer, threatened) with respect to Buyer or any of its Subsidiaries before any Governmental Authority or (b) Order against Buyer or any of its Subsidiaries or any of their respective properties.

Section 4.6. Share Ownership. None of Buyer or any of its Affiliates holds five percent (5%) or greater of the voting securities (as “hold” and “voting securities” are defined under 16 CFR 801) of any Person identified on Section 4.6 of the Disclosure Schedule. Neither Buyer nor any of its Affiliates,

nor any Buyer Attributable Party, has any ownership or economic interest in, or in any way operates, any broadcast television stations in the Markets of the Stations.

Section 4.7. Solvency. Buyer is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or Tribune, as applicable, or any of their respective Subsidiaries. Assuming (a) that the conditions to the obligation of Buyer to consummate this Agreement set forth in Section 7.1 and Section 7.2 have been satisfied or waived, (b) the accuracy of the representations and warranties of Seller set forth in Article III and (c) the performance by Seller and its Subsidiaries of the covenants and agreements contained in this Agreement, Buyer will be Solvent as of immediately after the consummation of the transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.8. Financial Capacity. Buyer has, as of the date of this Agreement, and will have as of the Closing Date, on hand (or access through committed credit facilities to) adequate funds to perform all of its obligations under this Agreement (including, but not limited to, payment of the Purchase Price and all fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement), and there is no restriction or condition on the use of such funds for such purposes or fact or circumstance that, individually or in the aggregate with all other facts and circumstances, could reasonably be expected to prevent or delay the availability of such funds at the Closing.

Section 4.9. Qualifications as FCC Licensee. (a) Buyer is legally, financially and otherwise qualified to be the licensee of, and to acquire, own, operate and control, the Stations under the Communications Act, including the provisions relating to media ownership and attribution, foreign ownership and control, and character qualifications, (b) there are no facts or circumstances regarding Buyer’s qualifications that would, under the Communications Act or any other applicable Laws, (i) disqualify Buyer as the assignee of the Station Licenses with respect to the Stations or as the owner and operator of the Stations, (ii) materially delay the FCC’s processing of the FCC Applications, or (iii) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent and (c) no waiver of or exemption from, whether temporary or permanent, any provision of the Communications Act, or any divestiture or other disposition by Buyer or any of its Affiliates of any asset or property, is necessary for the FCC Consent to be obtained under the Communications Act.

Section 4.10. No Finder. There is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who is entitled to any fee or commission from Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement for which Seller may become liable.

Section 4.11. [Omitted].

ARTICLE V

ACTIONS PRIOR TO THE CLOSING DATE

Section 5.1. Conduct of the Business. From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1 of the Disclosure Schedule, as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Seller shall, shall cause its Subsidiaries to, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries to conduct the Business in all material respects in the ordinary course of business consistent with past practices and use commercially reasonable efforts to cause each of the Station Sharing Companies to conduct the Business in the ordinary course of business consistent with past practices, (ii) use reasonable best efforts to maintain the Station Licenses and their respective rights thereunder, (iii) use reasonable best efforts to preserve intact in all material respects, with respect to the Business, its current business organization, ongoing businesses and significant relationships with third parties, and (iv) use reasonable best efforts to preserve the relationships of the Business with its employees in accordance with the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article IX, except as otherwise permitted or contemplated by this Agreement, as set forth in Section 5.1 of the Disclosure Schedule, as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Seller shall not, and shall cause its Subsidiaries not to, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries not to, in each case, solely in respect of the Business, the Stations or the Purchased Assets:
(a)    sell, assign, license, lease, transfer, abandon or create any Lien (other than any Permitted Lien) on, or otherwise dispose of, any of the Purchased Assets, other than (i) such sales, assignments, licenses, leases, transfers, abandonments, Liens or other dispositions that are in the ordinary course of business and are not material to the Business, taken as a whole, (ii) as listed on Section 5.1(a)(ii) of the Disclosure Schedule or (iii) in order to comply with and in accordance with, Section 5.2;

(b)    other than (i) in the ordinary course of business consistent with past practices (including renewals consistent with the terms thereof), (ii) for those Contracts that can be cancelled by Seller or Tribune, as applicable, or any of their respective Subsidiaries without cause (and without penalty) on less than ninety (90) days’ notice or (iii) as permitted by Section 5.1(c)(i), (A) amend or modify in any material respect or terminate (excluding (1) terminations or renewals upon expiration of the term thereof in accordance with the terms thereof and (2) renewals for a term of one (1) year or less) any Station Agreement, (B) enter into any Contract that would constitute a Station Agreement if in effect on the date hereof (excluding Contracts with a term of one (1) year or less) or (C) waive, release or assign any material rights, claims or benefits, or grant any material consent, under any Station Agreement; provided, that in no event shall Seller or Tribune, as applicable, or any of their respective Subsidiaries take any action covered by this Section 5.1(b) with respect to any Station Agreement (x) that is or would be a network affiliation agreement or (y) that relates to the receiving or obtaining of Program Rights;

(c)    other than as required by applicable Law or the existing terms of any Employee Plan or Collective Bargaining Agreement in effect on the date hereof, (i) grant or increase any severance or termination pay to any Employee above the severance or termination pay that would be due under the severance plans of Seller or Tribune, as applicable, in effect as of the date hereof; (ii) enter into or amend any employment, severance or termination agreement with any Employee or hire any Employee except, in each case, in connection with any of the following actions (and with respect to hiring new Employees as permitted by clauses (w) and (x) below), to the extent taken in the ordinary course of business consistent with past practices (and otherwise subject to the other restrictions in this Section 5.1(c)); (w) the hiring of any on-air talent, producer, news director or general manager with annual base compensation equal to or less than $350,000; (x) the hiring of any Employee with an annual base compensation equal to or less than $250,000 in order to fill a vacant position; (y) any promotion or increase in duties and responsibilities of an Employee commensurate with a promotion or an increase in duties and responsibilities; or (z) any Contract renewal upon the expiration of an Employment Agreement for Employees who are not executive officers; provided, that such renewal or extension contains substantially similar terms as those in the Employment Agreement of other Employees in such positions or similar positions as have been provided by Seller or Tribune, as applicable, or any of their respective Subsidiaries and are made in the ordinary course of business consistent with past practice; (iii) establish, adopt, terminate or amend any (A) other Employee Plan (including any plan, agreement or arrangement that would be a Employee Plan if in effect on the date hereof) or (B) except as a result of good- faith negotiations with a labor union or labor organization in the ordinary course of business consistent with past practice, Collective Bargaining Agreement; (iv) take any action to accelerate the vesting or payment, or fund or secure the payment, of compensation (including any equity- based compensation) or benefits of any Employee under a Employee Plan or otherwise; or (v) except as set forth on Section 5.1(c)(v) of the Disclosure Schedule, grant any increase in compensation, bonus or other payments or benefits payable to any Employee, except for (A) merit and annual salary increases as set forth on Section 5.1(c)(v) of the Disclosure Schedule and (B) short-term annual bonus payments, in each case, in the ordinary course of business consistent with past practices and as permitted by Section 6.2 of this Agreement;

(d)    in respect of the Business, materially change the methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP or by any Governmental Authority or applicable Law;

(e)    modify or accede to the modification of any of the Station Licenses if doing so is reasonably likely to be materially adverse to the interests of Buyer and its Subsidiaries after giving effect to the consummation of the transactions contemplated by this Agreement in the operation of the Stations or fail to provide Buyer with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of the Station Licenses reasonably in advance of filing with the FCC, except, in each case, as required by Law or as required in connection with the broadcast incentive auction, reassignment and repack conducted by the FCC pursuant to Section 4603 of the Middle Class Tax Relief and Job Creation Act (Pub. L. No. 112- 96, §6403, 126 Stat. 156, 225-230 (2012)) (the “Incentive Auction & Repack”);

(f)    apply to the FCC for any construction permit that would restrict in any material respect the Stations’ operations or make any material change in the Purchased Assets that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Stations’ signals within their respective service areas as of the date hereof, except, in each case as required by Law or as required in connection with the Incentive Auction & Repack;

(g)    fail to timely make any retransmission consent election with any MVPDs that reported more than 50,000 paid subscribers to Seller, Tribune or any of any of their respective Subsidiaries for September 2018 located in or serving the Stations’ Markets;

(h)    fail to take any action required to repack or modify any Station as required by the Incentive Auction & Repack; or

(i)	agree, resolve or commit to do any of the foregoing.

Buyer acknowledges and agrees that: (A) nothing contained in this Agreement shall give Buyer or any of its Affiliates, directly or indirectly, the right to control or direct the operations of Seller or Tribune, as applicable, prior to the Closing, (B) prior to the Closing, Seller or Tribune, as applicable, or the Business shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Stations and (C) notwithstanding anything to the contrary set forth in this Agreement, no consent of Buyer shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any applicable Law.

Section 5.2.    Efforts.

(a)As promptly as practicable after the date hereof, but in any event no later than ten (10) Business Days hereafter, Seller, Buyer and their respective Affiliates, as applicable, shall file and Seller shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to file, with the FCC the necessary FCC Applications requesting its consent to the Assignment of the Station Licenses as contemplated by this Agreement. Seller shall, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, and Buyer shall, or shall cause its Affiliates to, cooperate in the preparation of such applications and will diligently take, or cooperate in the taking of, all necessary, desirable and proper steps, to provide any additional information required by the FCC and shall use reasonable best efforts to obtain promptly the FCC Consent; provided, however, that the parties hereto acknowledge and agree that Seller and Tribune and their respective Affiliates may take various actions related to obtaining necessary approvals for the Merger and to consummate the Merger, including, amending the FCC Applications in a manner which may affect the timing of FCC action with respect to the FCC Applications but that would not otherwise adversely affect Buyer’s interests in the transaction, and such actions shall not be deemed a violation of this obligation. Seller, on the one hand, and Buyer, on the other hand, shall bear the cost of FCC filing fees relating to the FCC Applications equally. Buyer and Seller shall (including, in the case of Seller, by using reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to) oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to any such party. Neither Seller nor Buyer shall, and each shall cause its Affiliates not to, take (and, in the case of Seller, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to prevent Tribune and its Affiliates from taking) any intentional action that would, or intentionally fail to take such action the failure of which to take would, reasonably be expected to have the effect of preventing or materially delaying the receipt of the FCC Consent; provided, however, that the parties hereto acknowledge and agree that Seller and its Affiliates and Tribune may take various actions related to obtaining necessary approvals for the Merger and to consummate the Merger, including, amending the FCC Applications in a manner which may affect the timing of FCC action with respect to the FCC Applications but that would not otherwise adversely affect Buyer’s interests in the transaction, and such actions shall not be deemed a violation of this obligation. The parties agree that they will cooperate to amend the FCC Applications as may be necessary or required to obtain the timely grant of the FCC Consent. As may reasonably be necessary to facilitate the grant of the FCC Consent, in the event that in order to obtain the FCC Consent in an expeditious manner, it is necessary for Buyer or any of its Affiliates to enter into a customary assignment, assumption, tolling, or other similar arrangement with the FCC to resolve any complaints with the FCC relating to the Stations, Buyer shall enter, or cause its Affiliates, as applicable, to enter, into such a customary assignment, assumption, tolling or other arrangement with the FCC. If the Closing Date shall not have occurred for any reason within the original effective period of the FCC Consent, and neither party hereto shall have terminated this Agreement pursuant to Article IX, Seller and the Buyer shall jointly request extensions of the effective period of the FCC Consent until the Closing Date occurs or this Agreement is otherwise terminated; provided, however, no such extension of the FCC Consent shall limit the right of either party hereto to exercise such party’s rights under Article IX.

(b)As promptly as practicable after the date hereof, but in any event no later than ten (10) Business Days thereafter, to the extent required by applicable Laws, Seller and Buyer shall file (and in the case of Seller, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates to file), and shall cause their respective Affiliates to file (if necessary), with the FTC and the Antitrust Division of the DOJ any notifications and other information required to be filed with such commission or department under the HSR Act, or any rules and regulations promulgated thereunder, with respect to the transactions contemplated by this Agreement, and shall request early termination of the waiting period thereunder. Each of Seller and Buyer shall file (and in the case of Seller, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates to file), and shall cause their respective Affiliates to file, as promptly as practicable such additional information as may be reasonably requested to be filed by such commission or department. Buyer shall bear 100% of the cost of any filing fees payable under the HSR Act in connection with the notifications and information described in this Section 5.2(b).

(c)Subject to the terms and conditions herein, Seller shall, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, and Buyer shall, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby and to cause the conditions set forth in Article VII to be satisfied as promptly as reasonably practicable after the date hereof, including by using reasonable best efforts to (i) as applicable to Buyer or Seller, obtain and maintain all necessary, proper or advisable consents, approvals, waivers and authorizations of, actions or nonactions by, and making of all required filings, in consultation with each other, of all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents with any Governmental Authority or any other Third Party required by such party in connection with the transactions contemplated by this Agreement and (ii) cooperate with each other in (A) determining which filings are necessary, proper or advisable to be made prior to the Closing with, and which consents, approvals, permits, notices or authorizations are required to be obtained prior to the Closing from, Governmental Authorities or Third Parties in connection with the execution and delivery of this Agreement and related agreements, and consummation of the transactions contemplated hereby and thereby and (B) timely making all necessary filings and timely seeking all consents, approvals, permits, notices or authorizations; provided, however, that the parties hereto acknowledge and agree that Seller or Tribune may take such actions as are reasonably necessary or advisable in connection with obtaining all necessary approvals for the Merger and to consummate the Merger, including amending the FCC Applications (which may affect the matters referred to in clause (ii) above), and such actions shall not be deemed a violation of this obligation, provided that any amendment to the FCC Applications does not adversely affect Buyer’s interests in the transaction beyond affecting the timing of FCC action with respect to the FCC Applications.

(d)In furtherance of and without limiting the generality of the foregoing, Buyer shall, and shall cause its Affiliates to, (i) take promptly any and all steps necessary to (x) obtain the DOJ Consent and approval of the transactions by the FTC as required under the HSR Act and the DOJ Final Judgment and (y) avoid or eliminate each and every impediment and obtain all consents under any Competition Laws or any communications or broadcast Laws (including the Communications Act) that may be required by any U.S. federal, state or local antitrust, competition or communications or broadcast Governmental Authority, or by the FCC or similar Governmental Authority, in each case with competent jurisdiction or by the DOJ Final Judgment, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, (ii) vigorously contest (including by means of litigation) (x) any actions, arbitrations, litigations, suits or other civil or criminal proceedings brought, or threatened to be brought, by any Governmental Authority or any other Person seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the transactions contemplated hereby or seeking damages or to impose any terms or conditions in connection with the transactions contemplated hereby, and (y) any Order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the transactions contemplated hereby or imposes any damages, terms or conditions in connection with the transactions contemplated hereby and (iii) take any and all actions necessary to resolve any objections any Governmental Authority may assert under any applicable Law with respect to the transactions contemplated by this Agreement and to obtain any clearance required under the HSR Act, any DOJ Final Judgment or the Communications Act or to resolve any objection by any other Third Party relating to the obtaining of any consent, approval, waiver or authorization required from such Third Party in connection with the transactions contemplated by this Agreement (including agreeing to and making divestitures, entering into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations). Further, and for the avoidance of doubt, Buyer shall, and shall cause its Affiliates to, take any and all actions necessary in order to ensure that (x) no requirement for any non-action, consent or approval of the FTC, the DOJ, any authority enforcing applicable Competition Laws or any communications or broadcast Laws (including the Communications Act), any state attorney general or other Governmental Authority, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any Competition Laws or any communications or broadcast Laws (including the Communications Act) would preclude consummation of the transactions contemplated by this Agreement by the Termination Date.

(e)Buyer understands that the transactions contemplated by this Agreement, including the identity of Buyer, are subject to the prior approval of the DOJ and that Seller is entering into this Agreement to obtain DOJ approval for the DOJ Final Judgment in connection with the consummation of the Merger. Buyer, as promptly as practicable after the date hereof (to the extent Buyer has not already completed the following activities), will (i) prepare and furnish all necessary information and documents reasonably requested by the DOJ, (ii) take all actions necessary to demonstrate to the DOJ that Buyer is an acceptable purchaser of the Purchased Assets and that Buyer will compete effectively using the Purchased Assets, and (iii) reasonably cooperate with Seller in obtaining all DOJ approvals, including the DOJ Consent and all required DOJ approvals under the Merger Agreement. Each party shall promptly notify the other party of any communication (including oral communications) it or any of its Affiliates receives from the DOJ relating to the matters that are the subject of this Agreement and consult with each other in advance of any proposed communication by the receiving party to the DOJ. Buyer shall take all actions necessary to obtain, and agrees to take all reasonable actions that Seller reasonably requests in order to assist Seller in obtaining, DOJ approvals for Buyer, this Agreement, the Ancillary Agreements and the Merger. Seller and Buyer shall promptly notify each other upon the occurrence (or reasonably impending occurrence) of any of the following events: (i) Buyer is not (or will not be) preliminarily approved by the DOJ or other necessary Governmental Authority as a purchaser of the Purchased Assets hereunder; (ii) the DOJ Staff informs Seller or Buyer that the DOJ Staff will not recommend approval of Buyer as purchaser of the Purchased Assets hereunder; or (iii) the DOJ Staff informs Seller or Buyer that the DOJ Staff will require the transfer to Buyer hereunder of any asset other than the Purchased Assets or that the DOJ Staff will prohibit the transfer to Buyer hereunder of any such Purchased Asset. Each of Buyer and Seller agree to consider in good faith and discuss and reasonably cooperate with each other any changes, amendments, modifications or waivers to this Agreement requested by DOJ.

(f)Buyer shall, as promptly as practicable but in no event later than two (2) Business Days following the date hereof, sign the Acknowledgment of Applicability referred to in Section 3.3.

(g)Seller and Buyer shall, and shall cause their respective Affiliates to (including, in the case of Seller, by using reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates to) use their respective reasonable best efforts to obtain all consents and amendments from the parties to the Station Agreements which are required by the terms thereof or this Agreement for the consummation of the transactions contemplated by this Agreement; provided, however, that neither Seller, Buyer, Tribune nor any of their respective Affiliates shall have any obligation to offer or pay any consideration in order to obtain any such consents or amendments, including, with respect to Seller, Tribune or any of their respective Affiliates, any obligation to amend, modify or otherwise alter the terms of any Contract with any such party that is not included in the Purchased Assets or, insofar as any Multi-Station Contract relates to Other Stations, the terms thereof relating to Other Stations; and provided, further, that the parties acknowledge and agree that such Third Party consents are not conditions to the Closing, except for the third party consents set forth on Schedule 5.2(g) (the “Required Consents”).

(h)Buyer agrees that, between the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article IX, except as contemplated by this Agreement, it shall not, and shall cause its Affiliates not to, directly or indirectly, without the prior written consent of Seller, (i) acquire any rights, assets, business or Person or merge or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person, (ii) restructure, reorganize or completely or partially liquidate, (iii) make any loan, advance or capital contribution to, or investment in, any other Person, in the case of each of clauses (i) through (iii), that would reasonably be expected to materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action or (iv) take any other action that would reasonably be expected to materially delay, or to impede or prevent, the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, except for Buyer’s agreements to acquire broadcast stations for which applications are either pending before the FCC or approved by the FCC as of the date of this Agreement and listed in Section 5.2(h) of the Disclosure Schedule, Buyer shall not, and shall cause its Affiliates and each Buyer Attributable Party not to, directly or indirectly, acquire or agree to acquire (including pursuant to any agreement to make such an acquisition even if such agreement contains provisions that expressly preclude Buyer from taking possession of any Barred Station) any interest that would be considered “attributable” under the rules, regulations and policies of the FCC (including but not limited to 47 C.F.R. 73.3555) in, or otherwise acquire (x) any television broadcast station in any Market in which Buyer owns, operates, has entered into any agreement to acquire or has any Cooperative Agreement with a television broadcast station, in any Market in which any Station is located; (y) any television broadcast station where such acquisition would result in Buyer exceeding the ownership limitations set forth in the FCC’s national audience reach limitation contained in 47 C.F.R. Section 73.3555(e); or (z) any television broadcast station, MVPD or related asset, business or Person or division thereof that would reasonably be expected to materially delay, or to impede or prevent, the consummation of the transactions contemplated by this Agreement. The television broadcast stations described in clauses (x), (y) and (z) of this Section 5.2(h) shall be referred to herein as “Barred Stations”.

Section 5.3. Public Announcements. So long as this Agreement is in effect, Buyer and its Affiliates shall not and Seller and its Affiliates shall not, and Seller shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates not to, issue or cause the publication of any press release or other public statement relating to this Agreement or any of the transactions contemplated hereby without the prior written consent of the other party, unless such party determines, after consultation with outside counsel, that it is required by applicable Law to issue or cause the publication of any press release or other public announcement with respect to this Agreement, in which event such party shall provide, on a basis reasonable under the circumstances, an opportunity to the other party to review and comment on such press release or other announcement in advance, and shall give reasonable consideration to all reasonable comments suggested thereto.

Section 5.4. Notification of Certain Matters. Each of Seller and Buyer shall promptly notify and provide copies to the other of (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, (c) any Proceeding or investigation, commenced or, to its Knowledge, threatened against, Seller, Tribune or any of their respective Subsidiaries or Buyer or any of its Affiliates, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the transactions contemplated hereby or (ii) result in the failure of any condition to the Closing set forth in Article VII to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the transactions contemplated hereby or (ii) result in the failure of any condition to the Closing set forth in Article VII to be satisfied; provided, that the delivery of any notice pursuant to this Section 5.4 shall not
(x)affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereunder or (y) update any section of the Disclosure Schedule.

Section 5.5.    Access to the Business.

(a)    From and after the date of this Agreement until the earlier to occur of the Closing Date and the termination of this Agreement in accordance with Article IX, upon reasonable advance notice and subject to applicable Law, Seller shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries to, afford to Buyer, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) (“Representatives”) reasonable access during normal business hours, to all of the properties, books, Contracts, commitments, records, officers and employees concerning the Business and the Purchased Assets, including the right to inspect such properties and make copies of such records, and, during such period Seller shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries to, furnish to Buyer all other information concerning the Business and the Purchased Assets as Buyer may reasonably request; provided that Seller may restrict the foregoing access and the disclosure of information to the extent that, in its good faith judgment, (i) any Law applicable to Seller, Tribune or any of their respective Subsidiaries requires it to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) disclosure of any such information or document could result in the loss of attorney-client privilege or (iv) such access would unreasonably disrupt the operations of the Business. Seller shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    With respect to the information disclosed pursuant to Section 5.5(a), Buyer shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated as of January 11, 2019 (the “Confidentiality Agreement”), by and between Seller, Tribune and The E.W. Scripps Company, which agreement shall remain in full force and effect in accordance with its terms.

Section 5.6. Multi-Station Contracts. Section 5.6 of the Disclosure Schedule contains a list as of the date hereof of each Contract which is included in the Purchased Assets and to which any Other Station is party, or has rights or obligations thereunder (any such Contract, a “Multi-Station Contract”). The rights and obligations under the Multi-Station Contracts that are assigned to and assumed by Buyer (and included in the Purchased Assets and Assumed Liabilities, as the case may be) shall include only those rights and obligations under such Multi-Station Contracts that are applicable to the Stations. The rights of each Other Station with respect to such Contract and the obligations of each Other Station to such Contract shall not be assigned to and assumed by Buyer (and shall be Excluded Assets and Excluded Liabilities, as applicable). For purposes of determining the scope of the rights and obligations of the Multi-Station Contracts, the rights and obligations under each Multi-Station Contract shall be equitably allocated among (1) the Stations, on the one hand, and (2) the Other Stations, on the other hand, in accordance with the following equitable allocation principles:

(a)	any allocation set forth in the Multi-Station Contract shall control;

(b)	if there is no allocation in the Multi-Station Contract as described in clause
(a)hereof, then any reasonable allocation previously made by Seller or Tribune, as applicable, in the ordinary course of business shall control; or

(c) if there is no reasonable allocation as described in clause (b) hereof, then reasonable accommodation (to be determined by mutual good faith agreement of Seller and Buyer) shall control.

Subject to any applicable third-party consents, such allocation and assignment with respect to any Multi-Station Contract shall be effectuated, as mutually agreed by Seller and Buyer, by termination of such Multi-Station Contract in its entirety with respect to the Stations and the execution of new Contracts with respect to the Stations or by an assignment to and assumption by Buyer of the rights and obligations related to the Stations under such Multi-Station Contract. The parties shall use reasonable best efforts to obtain any such new Contracts or assignments to, and assumptions by, Buyer in accordance with this Section 5.6; provided, that, completion of documentation of any such allocation under this Section 5.6 is not a condition to the Closing.

Section 5.7. Debt Financing Cooperation. Prior to the Closing, Seller shall, shall cause its Subsidiaries to, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries to, use commercially reasonable efforts to provide such customary cooperation as is reasonably requested by Buyer in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not (a) require Seller, Tribune or any of their respective Subsidiaries to take any action that would violate any Laws or would result in a violation or breach by Seller Tribune or any of their respective Subsidiaries, or default under, any Contract to which such Person is a party as of the date hereof or (b) result in any officer, manager or director of Seller, Tribune or any of their respective Subsidiaries incurring any personal liability), including by using commercially reasonable efforts to: (i) [reserved], (ii) furnish to Buyer as promptly as reasonably practicable the Required Information, (iii) provide upon the reasonable request of Buyer such information reasonably necessary to prepare a confidential information memorandum (including a version that does not include material non-public information (provided Seller shall not be required to determine whether any information provided by Seller constitutes material non-public information for the Debt Financing)) and other customary materials reasonably required to complete the syndication, including a customary authorization letter, (iv) assist Buyer in the preparation of (A) customary materials for rating agency and investor presentations (including “roadshow” or investor meeting slides), registration statements, offering memoranda, prospectuses, private placement memoranda, and other customary marketing materials and (B) definitive documentation for the Debt Financing, (v) cooperate to facilitate the due diligence efforts of the Debt Financing Sources relating to the Business, to the extent customary and reasonable and not unreasonably interfering with the business of Seller, Tribune and their respective Subsidiaries, (vi) facilitate the release of any Liens on the Purchased Assets and the termination of all guarantees (if any) in connection therewith at, and subject to the occurrence of, the Closing and (vii) provide at least three (3) Business Days prior to the Closing Date, all documentation and other information with respect to the Business as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT and beneficial ownership regulations, to the extent reasonably requested by Buyer at least ten (10) Business Days prior to the Closing Date. Notwithstanding anything in this Agreement to the contrary, (1) no such cooperation shall be required to the extent that it would require Seller, Tribune or any of their respective Subsidiaries to take any action that in the good faith judgment of Seller unreasonably interferes with the ongoing business operation of Seller, Tribune and/or their respective Subsidiaries or would require any directors, officers or employees to attend any bank meeting, rating agency presentation, roadshows or other marketing activities (other than, by any station managers who will continue to be employed by Buyer after the Closing), (2) none of Seller, Tribune or any of their respective Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing, (3) none of Seller, Tribune or any of their respective Subsidiaries shall be required to do anything that would cause the representation or warranty of Seller in this Agreement to be breached or any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement by Seller and (4) none of Seller, Tribune or any of their respective Subsidiaries or their respective director, officer or employee shall be required to execute or deliver or have any liability or obligation under any loan agreement or any related document or any other agreement or document (including any certificates, legal opinions or pledge or security documents) related to the Debt Financing. Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable and invoiced out-of- pocket costs (including reasonable attorneys’ fees) incurred by Seller, Tribune or any of their respective Subsidiaries in connection with the cooperation of Seller and its Affiliates contemplated by this Section 5.7. All non-public or other confidential information provided by Seller, Tribune or any of their respective Subsidiaries pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Buyer will be permitted to disclose such information to any Debt Financing Sources or prospective Debt Financing Sources and other financial institutions and investors that may become parties to the Debt Financing and to any underwriters, initial purchasers, lead arrangers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (x) agree to be bound by the Confidentiality Agreement as if parties thereto or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement or (y) are subject to customary confidentiality arrangements, or other confidentiality undertakings reasonably satisfactory to Buyer and of which Buyer is a beneficiary.

Section 5.8.    Interim Reports.

(a)    Within forty-five (45) days after the end of each calendar month during the period from the Balance Sheet Date through the Closing, Seller shall, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, provide to Buyer, with respect to the Business and the Stations, the unaudited statement of operations for such month ended. Such unaudited statements of operations shall be prepared on the same basis as the Financial Statements.

(b)    Seller shall use reasonable best efforts, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to the extent permitted pursuant to the Merger Agreement, provide to Buyer bi-weekly roll-up pacing reports for the Stations promptly following the end of every other week during the period from the date hereof through the Closing.

Section 5.9. Title Commitments; Surveys. Buyer shall have the responsibility to obtain, if it so elects at its sole option and expense, (a) commitments for owner’s and lender’s title insurance policies on the Owned Real Property and commitments for lessee’s and lender’s title insurance policies for real property that is leased pursuant to a Real Property Lease (collectively, the “Title Commitments”) evidencing a commitment to issue an ALTA title insurance policy insuring good, marketable and indefeasible fee simple (or leasehold, if applicable) title to each parcel of the Real Property contemplated above for such amount as Buyer directs, and (b) an ALTA survey on each parcel of Real Property (the “Surveys”). Seller shall, and, to the extent permitted under the Merger Agreement, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, reasonably cooperate with Buyer in obtaining such Title Commitments and Surveys; provided that neither Seller nor Tribune shall be required to incur any cost, expense or other liability in connection therewith, provided, further, that the parties acknowledge and agree that Buyer’s receipt of such Title Commitments and Surveys is not a condition to the Closing. If the Title Commitments or Surveys reveal any Lien on the title or Real Property other than Permitted Liens, Buyer shall notify Seller in writing of such objectionable matter promptly after Buyer becomes aware that such matter is not a Permitted Lien, and Seller agrees to, and, to the extent permitted under the Merger Agreement, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, use commercially reasonable efforts to remove such objectionable matter. Notwithstanding the following, it is expressly understood and agreed that Seller’s obligations pursuant to this Section 5.9 are not conditions to the consummation of the Closing and any failure by Seller to remove any such objectionable matter shall not delay the Closing.

Section 5.10. Phase I Environmental Assessments. Prior to Closing Buyer shall have the right, at its sole cost and expense, to engage an environmental consulting firm to conduct a Phase I Environmental Assessment and Compliance Review, as such terms are commonly understood (“Phase I Environmental Assessment”) with respect to any and all Owned Real Property, provided that (a) any such Phase I Environmental Assessment shall be conducted only (i) during regular business hours, (ii) with no less than five (5) Business Days prior written notice to Seller, (iii) in a manner which will not unduly interfere with the operation of the Business and (iv) not involve any use or operation of equipment or any sampling or testing of environmental medial and (b) in respect of the Owned Real Property of the Tribune Business, Buyer and its consultants shall not be permitted to take any action on such Owned Real Property in connection with the conduct of any such Phase I Environmental Assessment that is prohibited by the Merger Agreement. Any damage to the Owned Real Property caused by Buyer and its consultants in conducting any such Phase I Environmental Assessment shall be repaired by Buyer at its sole cost and expense.
ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1.    Taxes.

(a)    Seller shall prepare and timely file or shall cause to be prepared and timely filed each Tax Return for Prorated Taxes that is due on or before the Closing Date. Buyer shall pay to Seller promptly upon demand at or after the Closing the amount of any Taxes paid by Seller to the extent constituting an Assumed Liability. Buyer shall prepare and timely file or shall cause to be prepared and timely filed each Tax Return for Prorated Taxes that is due after the Closing Date. Seller shall pay to Buyer promptly upon demand the amount of any Taxes shown as due thereon to the extent constituting an Excluded Liability.

(b)    In the case of any Prorated Taxes for any Straddle Period, the portion of such Prorated Taxes that are allocable to the portion of such Straddle Period ending immediately prior to the Closing Date and that constitute an Excluded Liability shall be deemed to equal the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the day before the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and the remaining portion of such Prorated Taxes shall be allocable to the portion of such Straddle Period beginning on the Closing Date and shall constitute an Assumed Liability.

(c)    Seller and Buyer shall (i) provide assistance to each other party as reasonably requested in preparing and filing Tax Returns with respect to the Business and the Purchased Assets; (ii) make available to each other party as reasonably requested all information, records, and documents relating to Taxes concerning the Business or the Purchased Assets; (iii) retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return, or for any audit relating to Taxes with respect to the Business or the Purchased Assets; and (iv) cooperate fully, as and to the extent reasonably requested by any other party, in connection with any audit with respect to Taxes relating to the Business or the Purchased Assets.

(d)    Any Transfer Taxes shall be borne equally by Buyer and Seller. Buyer, with Seller’s cooperation, shall be responsible for the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any Transfer Taxes.

Section 6.2.    Employees; Employee Benefit Plans.

(a)Employment. At least three (3) weeks prior to the Closing Date, Seller will use commercially reasonable efforts, and will use commercially reasonable efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, deliver to Buyer an updated Section 3.15(a) of the Disclosure Schedule that contains: (i) a list of all full-time, part- time and per diem Employees as of a then-recent date and (ii) each such Employee’s (A) job title, (B) date of hire and (C) rate of compensation as of such date. As of or before the Closing, Buyer or one or more of its Affiliates shall offer employment to each Employee who (i) is not then on authorized leave of absence, sick leave, short or long term disability leave, military leave or layoff with recall rights (“Active Employees”); or (ii) is then on authorized leave of absence, sick leave, or short term disability leave, military leave or layoff with recall rights and who returns to active employment immediately following such absence and within six (6) months of the Closing Date, or such later date as required under applicable Laws (“Inactive Employees”). For the purposes hereof, all Active Employees and Inactive Employees who accept an offer of employment from Buyer and commence employment on the applicable Employment Commencement Date are hereinafter referred to collectively as the “Transferred Employees,” and the “Employment Commencement Date” as referred to herein shall mean (x) as to those Transferred Employees who are Active Employees, the Closing Date, and (y) as to those Transferred Employees who are Inactive Employees, the date on which the Transferred Employee begins employment with Buyer or any of its Affiliates. Buyer shall employ at-will those Transferred Employees who do not have Employment Agreements with Seller or Tribune, as applicable, and shall provide each Transferred Employee initially and for at least one (1) year after the Closing Date, (i) the base salary or other base cash compensation that was provided to such Transferred Employees immediately prior to the Closing, (ii) cash incentive compensation opportunities (including short-term annual incentive compensation but excluding equity or equity-based compensation) that are no less favorable in the aggregate than the aggregate total cash incentive compensation opportunities provided to such Transferred Employee (but excluding equity or equity-based compensation opportunities) immediately prior to the Closing, (iii) severance and any other termination pay and benefits plans, practices and policies that are no less favorable than such plans, practices and policies that were applicable to such Transferred Employee immediately prior to the Closing and (iv) other employee benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Buyer as of immediately prior to the Closing. The initial terms and conditions of employment for those Transferred Employees who have Employment Agreements with Seller or Tribune, as applicable, shall be as set forth in such Employment Agreements, which shall, to the extent permitted under the applicable agreements, be assigned to and assumed by Buyer or one or more of its Affiliates, as directed by Buyer. Notwithstanding the foregoing, Buyer shall cause to be maintained through December 31 of the year in which the Closing Date occurs those annual (or other short-term) cash incentive award programs covering the Transferred Employees substantially in the form as in effect immediately prior to the Closing. Notwithstanding anything to the contrary in Section 6.2(b)-(h), below, the compensation, benefits, and other terms and conditions of employment for Transferred Employees who are covered by a Collective Bargaining Agreement shall be as initially set by Buyer, subject to negotiations with the labor union representing the respective Transferred Employees; provided, however that the terms and conditions of employment for those Transferred Employees who are covered by the Collective Bargaining Agreement set forth on Section 6.2(a) of the Disclosure Schedule shall be provided in accordance with such Collective Bargaining Agreement, subject to negotiations with the labor union representing such Transferred Employees.

(b)Service Credit. For purposes of determining eligibility to participate, level of benefits, vesting and benefit accrual (other than benefit accrual under a defined benefit pension plan) under any plan maintained by Buyer or any of its Affiliates in which Transferred Employees are eligible to participate, Buyer shall, and shall cause its Affiliates to, recognize or cause to be recognized for purposes of eligibility, level of benefits, vesting and benefit accruals each Transferred Employee’s service with Seller or Tribune, as applicable, and with any predecessor employer, to the same extent recognized by Seller or Tribune, as applicable, as service with Buyer or any of its Affiliates to the same extent such service was recognized immediately prior to the Closing, except that such service need not be recognized to the extent such recognition would result in the duplication of benefits for the same period of service.

(c)Payment of Bonuses. To the extent Seller would otherwise have been required pursuant to Section 6.4(d) of the Merger Agreement to make any bonus payments in respect of any Transferred Employee had such Transferred Employee remained employed by Seller or Tribune, as applicable, following the Closing and as of the applicable payment date, Buyer shall make such payments to all such Transferred Employees as and when required to be paid pursuant to Section 6.4(d) of the Merger Agreement and otherwise perform all covenants of Seller thereunder in respect of such Transferred Employees, in each case, upon the terms and subject to the conditions set forth therein.

(d)401(k) Plan. Buyer shall cause a tax-qualified defined contribution plan established or designated by Buyer or any of its Affiliates (“Buyer’s 401(k) Plan”) to accept rollover contributions from the Transferred Employees of any account balances distributed to them by the existing tax-qualified defined contribution plan established or designated by Seller or Tribune, as applicable, or any of their respective Affiliates (“Seller’s 401(k) Plan”). Buyer shall, and shall cause its Affiliates, as applicable, to, allow any such Transferred Employees’ outstanding plan loans under Seller’s 401(k) Plan to be rolled into Buyer’s 401(k) Plan. The distribution and rollover described herein shall comply with applicable Laws, and Buyer and Seller shall, and shall cause their respective Affiliates to, make all filings and take any actions required of each such Person by applicable Laws in connection therewith.

(e)Welfare Plans. Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred under the terms of the Employee Plans by such Employees and their covered dependents prior to the Employment Commencement Date. Expenses and benefits with respect to claims incurred by Transferred Employees and their covered dependents on or after the Employment Commencement Date shall be the responsibility of Buyer and its Affiliates. With respect to any welfare benefit plans maintained by Buyer or any of its Affiliates in which the Transferred Employees are eligible to participate on or after the Employment Commencement Date, to the extent permitted by Law, Buyer shall, and shall cause its Affiliates to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Transferred Employees (and their covered dependents) under the Employee Plans.

(f)Vacation. Buyer shall assume as of the Closing all liabilities for unpaid, accrued vacation of each Transferred Employee as of such Transferred Employee’s Employment Commencement Date, giving service credit under the Paid Time Off (“PTO”) policy of Buyer for service with Seller or Tribune, as applicable, and shall permit Transferred Employees to use their vacation entitlement accrued as of Closing in accordance with the PTO policy of Buyer as of the Closing.

(g)Sick Leave. Buyer shall grant credit to Transferred Employees under its PTO policy for all unused sick leave accrued by Transferred Employees in accordance with Buyer’s PTO policy as of Closing.

(h)	[Omitted].

(i)	Payroll Matters.

(i)    Seller and Buyer shall follow the “standard procedures” for preparing and filing Internal Revenue Service Forms W-2 (Wage and Tax Statements), as described in Revenue Procedure 2004-53 for Transferred Employees. Under this procedure, (A) Seller shall provide all required Forms W-2 to (x) all Transferred Employees reflecting wages paid and taxes withheld by Seller or Tribune, as applicable, prior to the Employment Commencement Date, and (y) all other employees and former employees of Seller or Tribune, as applicable, who are not Transferred Employees reflecting all wages paid and taxes withheld by Seller or Tribune, as applicable, and

(B) Buyer (or one of its Affiliates, as applicable,) shall provide all required Forms W-2 to all Transferred Employees reflecting all wages paid and taxes withheld by Buyer (or one of its Affiliates) on and after the Employment Commencement Date.

(ii)    With respect to garnishments, tax levies, child support orders, and wage assignments in effect with Seller or Tribune, as applicable, on the Employment Commencement Date for Transferred Employees and with respect to which Seller has notified Buyer in writing, Buyer shall, and shall cause its Affiliates to, honor such payroll deduction authorizations with respect to Transferred Employees and shall, or shall cause its Affiliates to, continue to make payroll deductions and payments to the authorized payee, as specified by a court or order which was filed with Seller or Tribune, as applicable, on or before the Employment Commencement Date, to the extent such payroll deductions and payments are in compliance with applicable Laws, and Seller will continue to make such payroll deductions and payments to authorized payees as required by Laws with respect to all other employees of the Business who are not Transferred Employees. Seller shall, as soon as practicable after the Employment Commencement Date, provide Buyer with such information in the possession of Seller as may be reasonably requested by Buyer and necessary for Buyer or its Affiliates to make the payroll deductions and payments to the authorized payee as required by this Section 6.2(i).

(j)WARN Act. Buyer shall not, and shall cause its Affiliates not to, take any action on or after the Closing that would cause any termination of employment of any employees by Seller or Tribune, as applicable, that occurs before the Closing to constitute a “plant closing” or “mass layoff” under the Worker Adjustment and Retraining Act of 1988, as amended (the “WARN Act”) or any similar state or local Laws, or to create any liability to Seller or any of its Affiliates for any employment terminations under applicable Laws. Buyer shall be responsible for all liabilities with respect to any amounts (including any severance, fines or penalties) payable under or pursuant to the WARN Act or any similar state or local Laws with respect to any Employees who do not become Transferred Employees as a result of the failure of Buyer to extend offers of employment or continued employment as required by Section 6.2 or in connection with events that occur from and after the Closing, and Buyer shall reimburse Seller for any such amounts.

(k)ERISA Section 4204. With respect to the Stations, Seller or Tribune or any of their Subsidiaries, as applicable, employs Employees who are members of the collective bargaining units listed on Section 6.2(k)(1) of the Disclosure Schedule and who are subject to the collective bargaining agreements listed on Section 6.2(k)(2) of the Disclosure Schedule (collectively, the “CBAs”). Pursuant to the CBAs, Seller or Tribune or any of their Subsidiaries, as applicable, is obligated to contribute to the multiemployer pension plans listed on Section 6.2(k)(3) of the Disclosure Schedule (collectively, the “Multiemployer Pension Plans”). Seller and Buyer intend by the provisions that follow to comply with the requirements of Section 4204 of ERISA with respect to the Multiemployer Pension Plans in connection with the acquisition of the Purchased Assets. Buyer shall have an obligation to contribute to each Multiemployer Pension Plan with respect to the operations related to the Purchased Assets for substantially the same number of contribution base units for which Seller or Tribune or any of their Subsidiaries, as applicable, had an obligation to contribute to each Multiemployer Pension Plan with respect to the operations related to the Purchased Assets. Except as set forth below, Buyer shall provide to each Multiemployer Pension Plan, for a period of five (5) plan years commencing with the first plan year beginning after the Closing Date, a bond issued by a corporate surety company that is an acceptable surety for purposes of Section 412 of ERISA, or an amount held in escrow by a bank or similar financial institution satisfactory to the Multiemployer Pension Plan, in an amount equal to the greater of: (i) the average total annual contribution to such Multiemployer Pension Plan required to be made by Seller or Tribune or any of their Subsidiaries, as applicable, with respect to the operations related to the Purchased Assets for the three (3) plan years preceding the plan year in which the Closing occurs; or (ii) the annual contribution that Seller or Tribune or any of their Subsidiaries, as applicable, was required to make to each such Multiemployer Pension Plan with respect to the operations related to the Purchased Assets for the last plan year before the plan year in which the Closing occurs. If Buyer withdraws in a complete withdrawal, or a partial withdrawal from any Multiemployer Pension Plan during the first five (5) plan years following the Closing, Seller or Tribune or any of their Subsidiaries, as applicable, shall be secondarily liable for any withdrawal liability it would have had to such Multiemployer Pension Plan with respect to the operations related to the Purchased Assets if the liability of Buyer with respect to the Multiemployer Pension Plan is not paid. Notwithstanding the foregoing provisions, but only to the extent Buyer and Seller inform the applicable Multiemployer Pension Plan in writing of their intent that this Agreement be covered by Section 4204 of ERISA and satisfy the requirements of 29 CFR §4204.11 and the applicable Multiemployer Pension Plan, if (i) the amount of the bond or escrow for a particular Multiemployer Pension Plan is de minimis as defined under Department of Labor Regulation §4204.12 or (ii) Buyer otherwise meets the “net income test” or the “net tangible asset test” under Department of Labor Regulation §4204.13(a), taking into account the special rule when more than one plan is covered by the test as set forth in 29 CFR §4204.13(b), then Buyer shall not be obligated to post such bond or establish such escrow. For purposes of this Section 6.2(k), Seller agrees that if so requested by Buyer, it will cooperate with Buyer to notify the applicable Multiemployer Pension Plan, in writing, of their intent that this Agreement be covered by Section 4204 of ERISA and, if applicable, to satisfy the requirements of 29 CFR §4204.11 and the applicable Multiemployer Pension Plan.

(l)Without limiting the generality of Section 10.8, nothing in this Section 6.2, express or implied, is intended to confer on any Person (including any Transferred Employees and any current or former employees of Seller or Tribune or any of their Affiliates, as applicable, other than the parties hereto and their respective successors and assigns, any rights, benefits, remedies, obligations or liabilities (including any third-party beneficiary rights) under or by reason of this Section 6.2. Accordingly, notwithstanding anything to the contrary in this Section 6.2, the parties expressly acknowledge and agree that this Agreement is not intended to create a Contract between Buyer, Seller or any of their respective Affiliates, on the one hand, and any employee of Seller or Tribune or any of their Affiliates on the other hand, and no employee of Seller or Tribune or any of their Affiliates may rely on this Agreement as the basis for any breach of Contract claim against Buyer, Seller or any of their respective Affiliates. Nothing in this Section 6.2 shall constitute an amendment to or modification of any Employee Plan or other compensation or benefit plan, program, policy, agreement or arrangement.

Section 6.3.    [Omitted].

Section 6.4. Use of Names. Seller is not conveying ownership rights or granting Buyer a license to use any of the Retained Names and Marks and, after the Closing, Buyer shall not and shall not permit any of its Affiliates to use in any manner the Retained Names and Marks or any word that is similar in sound or appearance to such names or marks. In the event Buyer violates any of its obligations under this Section 6.4, Seller may proceed against Buyer in law or in equity for such damages or other relief as a court may deem appropriate. Buyer acknowledges that a violation of this Section 6.4 would cause Seller irreparable harm, which may not be adequately compensated for by money damages. Buyer therefore agrees that in the event of any actual or threatened violation of this Section 6.4, Seller shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against Buyer or any such Affiliate of Buyer to prevent any violations of this Section 6.4, without the necessity of posting a bond.

Section 6.5. Receivables. Within twenty (20) Business Days after the end of the calendar month in which the Closing occurs, Seller will deliver to Buyer a written statement (the “Seller’s Statement”) setting forth the outstanding advertising accounts receivable of the Business as of the Cutoff Time (the “Accounts Receivable”). Buyer will use reasonable best efforts to collect the Accounts Receivable in the same manner and with the same diligence that Buyer uses to collect its own accounts receivable, including account reconciliation procedures, for a period of one-hundred eighty (180) calendar days following the Closing Date (the “Collection Period”). Buyer will not be obligated to, and without the prior written consent of Seller will not, institute litigation, employ any collection agency, legal counsel or other Third Party, or take any other extraordinary means of collections or pay any expenses to Third Parties to collect the Accounts Receivable. All amounts collected by Buyer after the Closing from an account debtor of the Business will be applied first to the Accounts Receivable of such account debtor in the order of their origination, unless the account debtor disputes such Accounts Receivable in writing or designates payment of a different accounts receivable in writing. If during the Collection Period a dispute arises with regard to an account included among the Accounts Receivable, Buyer shall promptly advise Seller thereof and may (or, if requested by Seller in writing, shall) return that account to Seller. Buyer shall pay to Seller, as soon as reasonably practicable but in any event within thirty (30) calendar days after the end of each month during the Collection Period, the actual receipt of the proceeds of the Accounts Receivable collected by Buyer during such month. At the end of the Collection Period, collection of any remaining Accounts Receivable shall be returned to Seller.
Section 6.6.    Access to Records after the Closing.

(a)For a period of six (6) years after the Closing Date, Seller and its Representatives shall have reasonable access to all of the books and records of the Business transferred to Buyer hereunder to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the operations of the Business prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 6.6(a). If Buyer shall desire to dispose of any of such books and records prior to the expiration of such six (6) year period, it shall, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as Seller may select.

(b)For a period of six (6) years after the Closing Date, Buyer and its Representatives shall have reasonable access to all of the books and records relating to the Business which Seller may retain after the Closing Date. Such access shall be afforded by Seller upon receipt of reasonable advance notice and during normal business hours. Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 6.6(b). If Seller shall desire to dispose of any of such books and records prior to the expiration of such six (6) year period, it shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as Buyer may select.

Section 6.7.    No Solicitation.

(a)From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with Article IX, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its Representatives to (and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates not to), directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of their respective Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any material portion of the Business or the Purchased Assets, but specifically excludes the transactions contemplated by the Merger Agreement.

(b)From the Closing Date until the twelve (12) month anniversary of the Closing Date, Seller shall not, and shall not authorize or permit any of its Affiliates to, solicit, hire or attempt to hire for employment any Transferred Employee, without the prior written consent of Buyer, provided that (i) Seller and its Affiliates may solicit and hire any such Transferred Employee who has been terminated by Buyer or any of its Affiliates, (ii) Seller and its Affiliates may solicit and hire any such Transferred Employee whose employment with Buyer or any of its Affiliates has been terminated by such Transferred Employee at any time after the six-month anniversary of such termination and (iii) nothing in this sentence shall prohibit Seller or any of its Affiliates from engaging in general solicitation that is not directed specifically to any such Transferred Employees or hiring any person who responds to any such general solicitation; provided, that Seller and its Affiliates shall not be prohibited from (A) soliciting any employees employed at the Station with the call sign “WPIX” following the exercise of Seller’s option to acquire WPIX pursuant to the Option Agreement or (B) hiring any employees employed at the Station with the call sign “WPIX” effective as of the closing of Seller’s acquisition of WPIX pursuant to the Option Agreement.

(c)From the Closing Date until the twelve (12) month anniversary of the Closing Date, Buyer shall not, and shall not authorize or permit any of its Affiliates to, solicit, hire or attempt to hire for employment any individual employed by Seller, Tribune or any of its Subsidiaries as of the Closing Date, without the prior written consent of Seller, provided that (i) Buyer and its Affiliates may solicit and hire any such individual who has been terminated by Seller or any of its Subsidiaries, (ii) Buyer and its Affiliates may solicit and hire any such individual whose employment with Seller or any of its Subsidiaries has been terminated by such individual at any time after the six-month anniversary of such termination and (iii) nothing in this sentence shall prohibit Buyer or any of its Affiliates from engaging in general solicitation that is not directed specifically to any such individual or hiring any person who responds to any such general solicitation.

Section 6.8.    Financial Statements.

(a)Seller shall use commercially reasonable efforts to deliver to Buyer the Required Information by July 1, 2019. Subject to the definition thereof, the Required Information shall (A) be prepared in accordance with GAAP in all material respects (subject, in the case of the unaudited quarterly financial statements, to the absence of notes thereto and normal year-end adjustments), (B) present fairly, in all material respects, the financial position and the results of operations of each of the Nexstar Station Business and the Tribune Station Business as of their respective dates and for the respective periods covered thereby, and (C) be in accordance with the books and records of the Nexstar Station Business and the Tribune Station Business, as applicable.

(b)Subject to Section 5.7, Seller hereby consents to the inclusion of the Required Information and related information, as applicable, prior to the Closing in connection with the Debt Financing in (i) any registration statement filed by Buyer or any of its Affiliates in connection with an offering or exchange of securities on Form S-1, Form S-3 or Form S-4 (or any successor forms) under the

Securities Act in compliance with the requirements of Regulation S-X and Regulation S-K, as applicable, and (ii) any prospectuses, private placement memoranda, lender and investor presentations, offering documents, bank information memoranda, rating agency presentations and similar documents customarily used in connection with the Debt Financing, including, for the avoidance of doubt, any customary “offering memoranda” in connections with a debt securities offering, whether public or private.

(c)Subject to Section 5.7, Seller hereby consents to the inclusion of the Required Information and related information, as applicable, following the Closing in (i) any Current Report on Form 8-K required to be filed by Buyer or any of its Affiliates with the Securities and Exchange Commission (the “SEC”) under the Exchange Act in connection with the transactions contemplated by this Agreement, (ii) the next Annual Report on Form 10-K required to be filed by Buyer or any of its Affiliates with the SEC under the Exchange Act following the Closing, (iii) any registration statement filed by Buyer or any of its Affiliates in connection with an offering or exchange of securities on Form S-1, Form S-3, Form S-4 or Form S-8 (or any successor forms) under the Securities Act in compliance with the requirements of Regulation S-X and Regulation S-K, as applicable, and (iv) any prospectuses, private placement memoranda, lender and investor presentations, offering documents, bank information memoranda, rating agency presentations and similar documents customarily used in connection with any debt or equity financing of Buyer or any of its Affiliates.

(d)Seller shall use commercially reasonable efforts to cause its and Tribune’s respective independent auditors, at such time or times as Buyer or any of its Affiliates shall reasonably request, to provide signed consents to the inclusion of unqualified auditors’ reports in the aforesaid registration statements and to references therein to such auditors as experts, which such consents may be filed with the SEC in connection with such registration statements.

(e)Seller shall reasonably cooperate with Buyer and its Affiliates to permit Buyer and its Affiliates to prepare such unaudited pro forma financial statements for the Business for such time periods as required by the Exchange Act, the rules and regulations of the SEC or any rule or regulation of any securities exchange upon which the securities of Buyer or any of its Affiliates are listed or traded and as may be determined by Buyer, any of its Affiliates or the Debt Financing Sources to be required or appropriate in connection with the Debt Financing. Without limiting the generality of the foregoing, Seller shall use commercially reasonable efforts, at Buyer’s sole cost and expense, (i) to provide Buyer and its accountants with reasonable access during normal business hours to financial and other information reasonably requested by Buyer in connection with the preparation of such financial statements, including access to work papers of Seller, Tribune and their respective accountants reasonably requested by Buyer in connection therewith and (ii) to provide reasonable assistance to Buyer and its accountants in the preparation of such financial statements

(f)Without limiting the obligations of Buyer pursuant to Section 5.7, Buyer shall, within ten (10) days of request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses incurred by Seller for any action taken by it or its accountants pursuant to Section 6.8(d) or Section 6.8(e).

Section 6.9. IP License Agreement. Seller and Buyer shall use reasonable best efforts to enter into a license agreement, which shall be negotiated in good faith by Seller and Buyer, between Seller, Tribune and Buyer at Closing for (a) a customary three-year, fully paid-up, royalty-free, non-exclusive, worldwide license granted to Buyer and its Affiliates from Tribune of the software set forth in Section 6.9 of the Disclosure Schedule; (b) a customary fully paid-up, royalty-free, non-exclusive, worldwide license granted by Buyer and its Affiliates to Seller and its Affiliates with respect to any Purchased Intellectual Property that is necessary to operate the Other Stations in all material respects as operated prior to the Closing and which is not included under the Transition Services Agreement and (c) a customary fully paid-up, royalty-free, non-exclusive, worldwide license granted to Buyer and its Affiliates by Seller and its Affiliates to any other Intellectual Property owned and controlled by Seller, Tribune or any their respective Subsidiaries that is necessary to operate the Stations in all material respects as operated prior to the Closing and which is not included under the Transition Services Agreement, which license agreement shall include customary terms and provisions reasonably acceptable to Seller and Buyer.

Section 6.10. Dreamcatcher Stations. Seller shall use its best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to exercise the options to acquire the Station Sharing Companies in accordance with the agreements set forth on Schedule 6.10 promptly following the date hereof.

Section 6.11. Transition Services Schedule. Seller and Buyer shall use reasonable best efforts, and negotiate in good faith, to complete the Services Schedules (as defined in the Transition Services Agreement) to include the provision of such transition services as are reasonably required by the respective parties to operate the Business or the Other Stations, as applicable, as currently conducted and as conducted prior to Closing.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER AND BUYER

Section 7.1. Conditions to Obligations of Each Party. The obligations of Seller and Buyer to consummate the sale and purchase of the Purchased Assets contemplated hereby are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by applicable Law, by the mutual consent of Seller and Buyer):

(a)Regulatory Approval. (i) Prior written approval by the DOJ of the terms of the transactions contemplated by this Agreement as prescribed in any DOJ Final Judgment and DOJ Consent shall have been obtained, if applicable, (ii) any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated, if necessary, and (iii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or extended by the FCC.

(b)Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to this Agreement by any Governmental Authority that prohibits or makes illegal the consummation of the Closing.

(c)Merger. The Merger shall have been consummated or shall be consummated substantially simultaneously with the Closing.

Section 7.2. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the purchase of the Purchased Assets contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer):

(a)Representation and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly speak as of a specific date or time other than the Closing Date, in which case they need only have been true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualifiers or exceptions relating to “materiality” or “Material Adverse Effect” set forth in such representations and warranties), has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)Performance of Obligations of Seller. Seller shall have performed in all material respects its covenants and obligations under this Agreement required to be performed by it at or prior to the Closing.

(c)No Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, condition, state of fact, development, occurrence or event that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect.

(d)	Deliveries. Seller shall have delivered (or stand ready to deliver) to Buyer
(i) a certificate, dated as of the Closing Date, signed by an executive officer of Seller and certifying as to the satisfaction of the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) and (ii) the deliveries contemplated by Section 2.7.

(e)	Required Consents. The Required Consents shall have been obtained.

Section 7.3. Conditions to Obligations of Seller. The obligations of Seller to consummate the sale of the Purchased Assets contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by applicable Law, by Seller):

(a)Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly speak as of a specific date or time other than the Closing Date, in which case they need only have been true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualifiers or exceptions relating to “materiality” set forth in such representations and warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

(b)Performance of Obligations of Buyer. Buyer shall have performed in all material respects its covenants and obligations under this Agreement required to be performed by it at or prior to the Closing Date.

(c)Acknowledgment of Applicability. Buyer shall have signed (and not revoked or attempted to revoke its obligations under) the Acknowledgment of Applicability referred to in Section 3.3 and delivered evidence thereof to Seller.

(d)	Deliveries. Buyer shall have delivered (or stand ready to deliver) to Seller
(i)a certificate, dated as of the Closing Date, signed by an executive officer of Buyer and certifying as to the satisfaction of the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(c), and (ii) the deliveries contemplated by Section 2.7.

ARTICLE VIII

INDEMNIFICATION

Section 8.1.    Indemnification by Seller. From and after the Closing and subject to Section 10.1, Seller shall indemnify and hold harmless the Buyer Group Members from and against any and all Losses and Expenses imposed upon, or incurred or suffered by, any Buyer Group Member as a result of or arising out of:

(a)    any breach by Seller of, or any other failure of Seller to perform, any of its covenants, agreements or obligations pursuant to this Agreement;

(b)	any of the Excluded Liabilities; or

(c)    any failure or inability of Seller in any material respect to cause Tribune and its Subsidiaries to take, or not take, any action in compliance with the covenants set forth in Section 5.1.

Section 8.2.    Indemnification by Buyer. From and after the Closing and subject to Section 10.1, Buyer shall indemnify and hold harmless the Seller Group Members from and against any and all Losses and Expenses imposed upon, or incurred or suffered by, any Seller Group Member as a result of or arising out of:

(a)any breach by Buyer of, or any other failure of Buyer to perform, any of its covenants, agreements or obligations in this Agreement; or

(b)any of the Assumed Liabilities and, except for claims in respect of which Seller is obligated to indemnify Buyer Group Members pursuant to Section 8.1, Buyer’s (or any successor’s or assignee’s) operation of the Business and/or the ownership and/or use of the Purchased Assets after the Closing Date.

Section 8.3.    Notice of Claims; Determination of Amount.

(a)Any party seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the party or parties, as applicable, obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any certificate delivered hereunder upon which such claim is based. Subject to Section 10.1, the failure of any Indemnified Party to give the Claim Notice promptly as required by this Section 8.3 shall not affect such Indemnified Party’s rights under this Article VIII except to the extent such failure is actually and materially prejudicial to the rights and obligations of the Indemnitor.

(b)In calculating any Loss or Expense there shall be deducted (i) any insurance recovery actually received in respect thereof, (ii) any recovery in respect thereof which is obtained from any other third Person (and no right of subrogation shall accrue hereunder to any such insurer or other third Person) and (iii) any Tax benefit realized by the Indemnified Party arising from any such Loss or Expense.

(c)After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article VIII shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final Order of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses and Expenses suffered by it.

Section 8.4.    Third Person Claims.

(a)Notwithstanding anything to the contrary contained in Section 8.3, in order for a party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party, such Indemnified Party must notify the Indemnitor in writing, and in reasonable detail, of the third Person claim promptly, but in any event within ten (10) days, after receipt by such Indemnified Party of written notice of the third Person claim, which notification must include a copy of the written notice of the third Person claim that was received by the Indemnified Party (the “Third Person Claim Notice”). Thereafter, the Indemnified Party shall deliver to the Indemnitor, promptly, but in any event within five (5) Business Days, after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim. Notwithstanding the foregoing, should a party be physically served with a complaint with regard to a third Person claim, the Indemnified Party must notify the Indemnitor with a copy of the complaint promptly, but in any event within five (5) Business Days, after receipt thereof and shall deliver to the Indemnitor promptly, but in any event within seven (7) Business Days, after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim. Subject to Section 10.1, the failure of any Indemnified Party to promptly provide a Third Person Claim Notice as required by this Section 8.4 shall not affect such Indemnified Party’s rights under this Article VIII except to the extent such failure is actually and materially prejudicial to the rights and obligations of the Indemnitor.

(b)In the event of the initiation of any legal proceeding against the Indemnified Party by a third Person, the Indemnitor shall have the sole and absolute right after the receipt of a Third Person Claim Notice, at its option and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such proceeding, claim or demand. Prior to the time the Indemnified Party is notified by the Indemnitor as to whether the Indemnitor will assume the defense of such proceeding, claim or demand, the Indemnified Party shall take all actions reasonably necessary to timely preserve the collective rights of the parties with respect to such proceeding, claim or demand, including responding timely to legal process. To the extent the Indemnitor elects not to defend such proceeding, claim or demand (or fails to confirm its election) within fifteen (15) days after the giving by the Indemnified Party to the Indemnitor of a Third Person Claim Notice, the Indemnified Party may retain counsel, reasonably acceptable to the Indemnitor, at the expense of the Indemnitor, and control the defense of, or otherwise deal with, such proceeding, claim or demand. Regardless of which party assumes the defense of such proceeding, claim or demand, the parties agree to cooperate with one another in connection therewith. Such cooperation shall include providing records and information that are relevant to such proceeding, claim or demand, and making each parties’ employees and officers available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and to act as a witness or respond to legal process. Whether or not the Indemnitor assumes the defense of such proceeding, claim or demand, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such proceeding, claim or demand without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnitor shall not consent to a settlement of, or the entry of any judgment arising from, any such proceeding, claim or demand without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (i) relates solely to monetary damages for which the Indemnitor shall be responsible and (ii) includes as an unconditional term thereof the release of the Indemnified Party from all liability with respect to such proceeding, claim or demand, in which event no such consent shall be required. After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified or bank cashier’s check within fifteen (15) days after the date of such notice.

(c)The party that has assumed the control or defense of any such proceeding, claim or demand made by a third Person against the other party shall (i) provide the other party with the right to participate in any meetings or negotiations with any Governmental Authority or other third Person and reasonable advance notice of any such meetings or negotiations, (ii) provide the other party with the right to review in advance and provide comments on any draft or final documents proposed to be submitted to any Governmental Authority or other third Person, and (iii) keep the other party reasonably informed with respect to such proceeding, demand or claim, including providing copies of all documents provided to, or received from, any Governmental Authority or any other third Person in connection with such proceeding, demand or claim. Buyer Group Members, on the one hand, and Seller Group Members, on the other hand, covenant and agree to maintain the confidence of all such drafts and comments provided by the other.

(d)To the extent of any inconsistency between this Section 8.4 and Section 6.1(c) with respect to Taxes, the provisions of Section 6.1(c) shall control.

Section 8.5.    Limitations; Subrogation; Exclusive Remedies.

(a)In any case where the Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Indemnitor has indemnified it pursuant to this Article VIII, the Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the Expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter.

(b)In the case where the Indemnitor makes any payment to the Indemnified Party in respect of any Loss, the Indemnitor shall, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third Person in respect of the Loss to which such payment relates. The Indemnified Party and the Indemnitor shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(c)Except for remedies that cannot be waived as a matter of law, claims arising from common law fraud with respect to the representations and warranties set forth herein, and injunctive and provisional relief, if the Closing occurs, this Article VIII shall be the exclusive remedy for breaches of this Agreement (including any covenant, obligation, representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement) or otherwise relating to the subject matter of this Agreement, including any claims arising under any Environmental Laws.

Section 8.6. No Special Damages; Mitigation. Notwithstanding anything to the contrary contained in this Agreement, none of the parties hereto shall have any liability under any provision of this Article VIII (i) for any punitive or exemplary damages, except to the extent such damages are actually awarded to a third Person and (ii) any multiple, consequential, special or indirect damages, including loss of future profits, revenue or income, damages based on any multiple of revenue or income, diminution in value or loss of business reputation or opportunity or statutory damages relating to the breach or alleged breach, except to the extent such damages were reasonably foreseeable or to the extent such damages are actually awarded to a third Person. Each of the parties agrees to take all commercially reasonable steps to mitigate their respective Losses and Expenses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses and Expenses that are indemnifiable hereunder, including using its reasonable best efforts to obtain insurance proceeds in respect thereof.

Section 8.7. Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated for Tax purposes only as an adjustment to the Purchase Price to the maximum extent permitted by applicable Law.

ARTICLE IX TERMINATION

Section 9.1.    Termination.

(a)	This Agreement may be terminated at any time prior to the Closing:

(i)	by the mutual written consent of Seller and Buyer;

(ii)    by Seller, if a breach or failure to perform any of the covenants or agreements of Buyer contained in this Agreement shall have occurred, or there shall be any inaccuracy of any of the representations or warranties of Buyer contained in this Agreement, and such breach, failure to perform or inaccuracy either individually or in the aggregate would, if occurring or continuing on the Closing Date, give rise to the failure of a condition set forth in Section 7.3 to be satisfied, and such breach, failure to perform or inaccuracy if curable, is not cured by, on or before the earlier of (i) the Termination Date or (ii) thirty (30) days following Buyer’s receipt of written notice from Seller of such breach, failure to perform or inaccuracy, or which by its nature or timing cannot be cured prior to the Termination Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(a)(ii) if Seller is then in breach of any of its covenants or agreements contained in this Agreement or any of the representations or warranties of Seller contained in this Agreement shall be inaccurate, and, in any such case would give rise to the failure of a condition set forth in Section 7.2 to be satisfied;

(iii)    by Buyer, if a breach or failure to perform any of the covenants or agreements of Seller contained in this Agreement shall have occurred, or there shall be any inaccuracy of any of the representations or warranties of Seller contained in this Agreement, and such breach, failure to perform or inaccuracy either individually or in the aggregate would, if occurring or continuing on the Closing Date, give rise to the failure of a condition set forth in Section 7.2 to be satisfied, and such breach, failure to perform or inaccuracy if curable, is not cured by, on or before the earlier of (i) the Termination Date or (ii) thirty (30) days following Seller’s receipt of written notice from Buyer of such breach, failure to perform or inaccuracy, or which by its nature or timing cannot be cured prior to the Termination Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1(a)(iii) if Buyer is then in breach of any of its covenants or agreements contained in this Agreement or any of the representations or warranties of Buyer contained in this Agreement shall be inaccurate, and, in any such case would give rise to the failure of a condition set forth in Section 7.3 to be satisfied;

(iv)    by Seller or Buyer, if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the sale of the Purchased Assets contemplated hereby;

(v)    by Seller or Buyer if the Closing shall not have been consummated on or before March 30, 2020 (the “Termination Date”). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 9.1(a)(v) shall not be available to any party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or observe the covenants and agreements of such party set forth in this Agreement;

(vi)    by Seller if the DOJ states conclusively to Seller and Buyer that it will not provide DOJ Consent pursuant to the DOJ Final Judgment; or

(vii)    by Seller or Buyer upon the valid termination of the Merger Agreement for any reason.

(b)The party desiring to terminate this Agreement pursuant to Section 9.1(a) (other than pursuant to Section 9.1(a)(i)) shall give written notice of such termination to the other party or parties, as applicable.

(c)Subject to subsection (d) below, in the event that this Agreement shall be terminated pursuant to Section 9.1(a), all further obligations of the parties under this Agreement (other than Section 5.3, this Article IX and Article X, and, for the avoidance of doubt, the Confidentiality Agreement, which, in each case, shall remain in full force and effect notwithstanding such termination) shall be terminated without further liability of any party; provided that nothing herein shall relieve any party from liability for any breach of this Agreement.

(d)Withdrawal of Certain Filings. In the event of termination under the provisions of this Article IX, all filings, applications and other submissions relating to the transactions contemplated by this Agreement as to which termination has occurred shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made.
ARTICLE X MISCELLANEOUS

Section 10.1. Survival.

(a)None the representations or warranties of the parties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing or the termination of this Agreement pursuant to Section 9.1, as the case may be; provided, however, that claims for common law fraud with respect to the representations and warranties set forth herein shall not be subject to such limitation or any other limitation contained in this Agreement.

(b)None of the covenants, agreements or obligations of the parties contained in this Agreement shall survive the consummation of the Closing, except to the extent such covenants, agreements and obligations contemplate performance after the Closing, in which case each such covenant, agreement and obligation shall survive until performed.

(c)No claim may be brought under this Agreement unless written notice describing in reasonable detail the facts giving rise to the claim is given on or prior to the last day of the applicable survival period. In the event such notice is given, the right to indemnification with respect thereto shall survive the applicable survival period until such claim is finally resolved and any obligations with respect thereto are fully satisfied.

Section 10.2. Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of Seller and Buyer at any time whether prior to or after the Closing with respect to any of the terms contained herein. Notwithstanding anything to the contrary herein, none of the Debt Financing Provisions may be amended, modified or waived in a manner adverse to the Debt Financing Sources without the prior consent of the Debt Financing Sources.

Section 10.3. Extension; Waiver. At any time prior to the Closing, subject to applicable Law, Buyer on the one hand, or Seller on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other party or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 10.4. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 10.5. Disclosure Schedule References. All capitalized terms not defined in the Disclosure Schedule to this Agreement (the “Disclosure Schedule”) shall have the meanings assigned to them in this Agreement. The Disclosure Schedule shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Disclosure Schedule shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Disclosure Schedule relating to the representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within the Disclosure Schedule is expressly made to such other part in the Disclosure Schedule, as well as to the extent that the relevance of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Disclosure Schedule shall not be deemed to constitute an admission by Seller or Buyer, as applicable, or to otherwise imply, that any such matter is material, is required to be disclosed by Seller or Buyer under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Schedule relating to any possible breach or violation by Seller or Buyer of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Disclosure Schedule be deemed or interpreted to expand the scope of the representations, warranties, covenants or agreements set forth in this Agreement.

Section 10.6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission), by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 10.6:

If to Seller:

Nexstar Media Group, Inc.
545 E. John Carpenter Freeway
Suite 700
Irving, Texas 75062
Attention: Perry A. Sook and Elizabeth Ryder Facsimile: (972) 373-8888
Email: psook@nexstar.tv and eryder@nexstar.tv

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
200 Clarendon Street
Boston, MA 02116
Attention:    Armand A. Della Monica, P.C.
Facsimile: (617) 385-7501
Email:adellamonica@kirkland.com

Kirkland & Ellis LLP
601 Lexington Avenue

New York, New York 10022 Attention:    Ravi Agarwal
Facsimile: (212) 446-4900
Email:ravi.agarwal@kirkland.com

If to Buyer, to:

Scripps Media, Inc.
312 Walnut Street, 28th Floor
Cincinnati, Ohio 45202
Attention: William Appleton, Executive Vice President and General Counsel, and Robin A. Davis, Vice President of Strategy and Corporate Development
Facsimile: [    ]
Email: appleton@scripps.com and robin.davis@scripps.com
with a copy (which shall not constitute notice) to:

Baker & Hostetler LLP
312 Walnut Street, Suite 3200 Cincinnati, OH
Attention: Rob Morwood
Facsimile: (513) 929-0303
Email: rmorwood@bakerlaw.com

Section 10.7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party hereto need not sign the same counterpart. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 10.8. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Disclosure Schedule, the Confidentiality Agreement, the Seller Ancillary Agreements and the Buyer Ancillary Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Seller and Buyer with respect to the subject matter hereof and thereof and (b) are not intended to and do not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties, their respective successors and permitted assigns, and the Buyer Group Members and Seller Group Members pursuant to Article VIII. Notwithstanding the foregoing, the Debt Financing Sources shall be third-party beneficiaries of each of the Debt Financing Provisions.

Section 10.9. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, is not affected in a manner materially adverse to any party hereto. Upon such a determination, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other party, and any such assignment without such consent shall be null and void. Notwithstanding anything to the contrary herein, Buyer shall be permitted to collaterally assign its rights and remedies under this Agreement and the Ancillary Agreements to any Debt Financing Source in respect of the Debt Financing, but no such assignment shall relieve any such assignor of its obligations under this Agreement or any of the Ancillary Agreements. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 10.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; provided, however, that notwithstanding the foregoing, each of the parties to this Agreement agrees that any dispute arising out of or relating in any way to the Debt Financing or the performance thereof shall be governed by the laws of the State of New York.

Section 10.12. Enforcement; Exclusive Jurisdiction.

(a)The rights and remedies of the parties to this Agreement shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Closing, the Seller Ancillary Agreements and the Buyer Ancillary Agreements, in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties’ rights in this Section 10.12 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 10.12.

(b)In addition, each of the parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 10.6.

(c)Notwithstanding the foregoing Section 10.12(a) or Section 10.12(b), each of the parties agrees that it will not bring or support any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or the Ancillary Agreements or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance of the transactions related thereto, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York located in the County of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 10.12(b) mutatis mutandis but with respect to the courts specified in this Section 10.12(c).

Section 10.13. Waiver of Jury Trail. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY ACTION AGAINST THE DEBT FINANCING SOURCES ARISING OUT OF, OR RELATING TO, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE DEBT FINANCING.

Section 10.14. [Omitted].

Section 10.15. Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party or parties during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other party or parties all copies of nonpublic documents and materials which have been furnished in connection therewith. Without limiting the right of either party to pursue all other legal and equitable rights available to it for violation of this Section 10.15 by the other party, it is agreed that other remedies cannot fully compensate the aggrieved party for such a violation of this Section 10.15 and that the aggrieved party shall be entitled to injunctive relief to prevent a violation or continuing violation hereof.

Section 10.16. Disclaimer of Warranties. Neither Seller nor Tribune makes any representations or warranties with respect to any projections, forecasts or forward-looking information provided to Buyer. There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, THE SELLER ANCILLARY AGREEMENTS AND THE CERTIFICATES DELIVERED BY SELLER PURSUANT TO SECTION 7.2, SELLER IS SELLING THE BUSINESS AND THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS AND SELLER DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES WHETHER EXPRESS OR IMPLIED. SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. Buyer acknowledges that neither Seller nor any of its representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries or schedules heretofore made available by Buyer or its representatives or Affiliates or any other information which is not included in this Agreement or the Schedules hereto, and neither Seller nor any of its representatives nor any other Person will have or be subject to any liability to Buyer, any Affiliate of Buyer or any other Person resulting from the distribution of any such information to, or use of any such information by, Buyer, any Affiliate of Buyer or any of their agents, consultants, accountants, counsel or other representatives. In making its determination to proceed with the transactions contemplated by this Agreement, Buyer and its Affiliates have relied solely on (a) the results of their own independent investigation and (b) the representations and warranties of Seller expressly and specifically set forth in this Agreement and the Seller Ancillary Agreements. Buyer and its Affiliates expressly and specifically disclaim that they are relying upon or have relied upon any representation or warranty of any kind or nature, whether express or implied, not included in this Agreement or any Seller Ancillary Agreement that may have been made by any Person, and acknowledge and agree that Seller expressly and specifically disclaims any such other representations and warranties.

Section 10.17. Non-Recourse Against Debt Financing Sources; Waiver of Certain Claims. Notwithstanding anything to the contrary contained in this Agreement, the parties hereto hereby agree that, subject to the rights of Buyer or any of its Affiliates under any commitment letters and any definitive agreements entered into in connection with the Debt Financing, no Debt Financing Source shall have any liability to Seller or any of its Affiliates or any other Person relating to or arising out of this Agreement, any of the Ancillary Agreements or the Debt Financing, or any document related thereto (including any willful breach thereof), or the failure of the transactions contemplated hereby or thereby to be consummated), whether at law or equity, in contract or in tort or otherwise, and neither Seller nor any of its respective Affiliates shall have any rights or claims whatsoever against any of the Debt Financing Sources under this Agreement, any of the Ancillary Documents or in connection with the Debt Financing, whether at law or equity, in contract or in tort, or otherwise. Seller hereby agrees, on behalf of itself and its Affiliates, that none of the Debt Financing Sources shall have any liability or obligations to Seller or any of its Affiliates relating to this Agreement, any of the Ancillary Agreements or any of the transactions contemplated herein or therein (including with respect to the Debt Financing). Seller and its Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, any of the Ancillary Agreements, any financing commitment or the transactions contemplated hereby or thereby (including the Debt Financing). This Section 10.17 is intended to benefit and may be enforced by the Debt Financing Sources and shall be binding on all successors and assigns of Seller.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SELLER

NEXSTAR MEDIA GROUP

/s/ Thomas E. Carter
Name:	Thomas E. Carter
Title:	Executive Vice President & Chief Financial Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

BUYER

SCRIPPS MEDIA, INC.

/s/ William Appleton
Name:	William Appleton
Title:	Executive Vice President & General Counsel

SCRIPPS BROADCASTING HOLDINGS, LLC

/s/ William Appleton
Name:	William Appleton
Title:	Executive Vice President & General Counsel

[SIGNATURE PAGE TO PURCHASE AGREEMENT]